





United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

January 16, 2006

File N° 82 – 3531

SUPPL

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :
- Press release dated January 11, 2006 : "PSA Peugeot Citroën – 2005 Unit Sales."

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com



**Unit Sales Stable (Up 0.4%) in 2005
Consolidated Operating Margin Estimated at €1,940 Million**

Highlights

- **Unit sales up slightly with 3,390,000 vehicles sold**
- **Over one million cars sold outside Western Europe**
- **2005 consolidated operating margin estimated at €1,940 million**

PSA Peugeot Citroën sold 3,390,000 vehicles worldwide in 2005, a slight 0.4% increase from the 3,375,300 units sold in 2004. This performance reflects a strong 8.4% increase in international markets and a 2.7% decline in Western European sales, in an environment shaped by flat demand and very aggressive competition.

As a result, PSA Peugeot Citroën ended the year with a 5.4% share of the world automobile market.

PSA Peugeot Citroën strengths in 2005

- Bolstered by the late-year rollout of the Coupé version, the Peugeot 407 sold 241,000 units in 2005, driving a 36% increase in Peugeot sales in the upper-medium segment.

- Introduced in September 1998, the Peugeot 206 remained a benchmark in 2005 and demonstrated considerable resilience, with sales of 673,000 units. It is still Europe's best-selling compact.

- Sales of the Peugeot 607 were up 11% for the year, thanks to the introduction of a new model equipped with a V6 HDi engine and particulate filter. Nearly 150,000 units have been sold since the 607 was launched in 2000.

- For Citroën, 2005 saw the successful rollout of the C4, whose 239,000 units sold helped to double the marque's sales in the lower-medium segment.

- In a segment shaped by extensive renewals of competing models, the Citroën Xsara Picasso showed good resilience with sales of 185,000 units.

- Introduced in June 2005, the Peugeot 107 and Citroën C1 sold, respectively, 33,000 and 32,000 units, thus meeting their sales targets.

- With combined sales of 315,000, the Citroën Berlingo and Peugeot Partner equaled their previous best performances.

One Group, two Marques

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Western Europe

PSA Peugeot Citroën recorded 2,355,200 passenger car and light commercial vehicle registrations in Western Europe in 2005. This represented a decline of 2.1% in a nearly flat market that expanded by just 0.2%. As a result, the Group's market share in the 18-country region stood at 14.3%, versus 14.6% in 2004.

The decline reflected the Group's commitment to favoring margins over volumes in an aggressive marketplace.

PSA Peugeot Citroën was market leader in France, Spain, Belgium and Portugal and ranked second in Austria, the Netherlands, Denmark and Switzerland. Its market share exceeded 10% in 10 of the 18 Western European countries.

- **In France**, PSA Peugeot Citroën car and light commercial vehicle registrations rose by 1.7% to 785,000 for a 31.6% market share.

- **In Spain**, the Group maintained its leadership position in cars and light commercial vehicles with a market share of 20.6%. Total vehicle registrations increased slightly to 394,400 units.

- **In the United Kingdom**, PSA Peugeot Citroën held 10.2% of the car and light commercial vehicle market with 283,300 registrations. As in 2003 and 2004, the Group decided to reduce its presence in the least-profitable segments, especially fleets which account for more than 55% of local sales. As a result, registrations declined by 9.4% in 2005.

- Sales in **Germany** returned to growth, gaining 4.8% to 202,300 units and helping to widen market share to 5.7% from 5.6% in 2004.

- In an **Italian market** shaped by a 1.7% decline in demand and fierce competition in the small and medium-size car segments, the Group's registrations dropped by 11.1% to 240,500 units, following three consecutive years of growth. Market share stood at 9.9%.

In light commercial vehicles, the Group maintained its leadership in Western Europe with 370,800 registrations and a market share of 18.5%.

Outside Western Europe

Outside Western Europe, unit sales topped one million for the first time, as 1,030,000 vehicles were sold (738,000 Peugeots and 292,000 Citroëns). This represented an 8.4% increase for the year and 30.4% of total Group sales, versus 28.2% in 2004 and 24.9% in 2003.

- **In Latin America,** resurgent demand in Argentina and Brazil and the recent launch of the Peugeot 307 and Peugeot 206 SW helped drive a 27% increase in sales to 182,000 units. In Brazil, in a market that expanded by 9.5%, sales were up 24% to 80,000 units, resulting in a market share of 4.9%, versus 4.3% in 2004. In Argentina, where the market grew by 35%, sales rose 40% to 50,000 units and PSA Peugeot Citroën's market share stood at 13.8%.

- Sales in **Central and Eastern Europe** fell by 4% to 211,000, due to a significant decline in automotive demand from the exceptional peak reached in early 2004. In the six main Central European countries (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) plus Turkey, the Group's market share stood at 9.6% with 151,000 units registered.

  In China, Dongfeng Peugeot Citroën Automobile returned to growth on the rising success of the Peugeot marque (introduced with the July 2004 launch of the Peugeot 307 sedan) and the solid sales performance by Citroën models. In a market that expanded by 25.8%, sales increased by a sharp 57% to 141,000 units, from 89,700 in 2004. The early-year launch of the Peugeot 206 followed by the introduction of two new Citroën models will drive further growth in 2006.

- **In Iran,** CKD sales rose slightly to 305,000 units, from 293,000 in 2004.

Estimated 2005 financial results

Fourth-quarter 2005 saw demand in Europe decline by a greater-than-expected 2.9%. The slowdown helped to worsen the competitive environment and resulted in lower Group sales for the period. In response, the fall production programs were significantly adjusted, although vehicle inventory remained above target levels.

Against this backdrop, 2005 consolidated operating margin has been estimated at €1,940 million, or 3.4% of sales and revenue.

Because of the change in working capital requirements resulting from adjustments in production programs and inventory levels, the Group's manufacturing and sales companies had an estimated net financial position of €360 million at December 31, 2005.

2006 sales outlook

In a still highly competitive marketplace, demand in Europe should remain at 2005 levels. 2006 will see a major new stage in the model renewal process, beginning with the launch of the Peugeot 207 in April. When combined with the impact of the first full year of sales of models introduced in 2005 (the Citroën C1 and C6 and the Peugeot 107, 1007 and Coupé 407), the new products should enable the Group to go back on the marketing offensive and return to unit sales growth in Europe.

Sales outside Western Europe are expected to continue to increase at the same sustained pace as in the past two years, led by the launch of new models by both marques in the Mercosur countries and China.

Worldwide Sales of PSA Peugeot Citroën in 2004 and 2005
(Passenger Cars and Light Commercial Vehicles)

	2004		2005	
Western Europe	Peugeot	1,328,700	Peugeot	1,257,000
	Citroën	1,096,000	Citroën	1,103,000
	Total PSA	2,424,700	Total PSA	2,360,000
Outside Western Europe	Peugeot	698,500	Peugeot	738,000
	Citroën	252,100	Citroën	292,000
	Total PSA	950,600	Total PSA	1,030,000
Total	Peugeot	2,027,200	Peugeot	1,995,000
	Citroën	1,348,100	Citroën	1,395,000
	Total PSA	3,375,300	Total PSA	3,390,000



HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	17.01.06



**File No. 824883 – Frequent Issuer Status of
Hypothekenbank in Essen AG**

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of December 31, 2005 (English version) and the Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2005.
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

Hypothekenbank in Essen
Aktiengesellschaft
HRB (Register of Companies) 7083

Supervisory Board:
Dr. Eric Strutz
(Chairman)

Board of Managing Directors:
Hubert Schulte-Kemper (Chairman)
Michael Fröhner

Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2005

Subject	Sent to SEC on
1. Essen Hyp's website as of December 31, 2004 (English version) Press Release as of January 19, 2005 (German and English version) Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2004 (English version)	January 20, 2005
2. Essen Hyp's website as of January 31, 2005 (English version) Press Release as of January 27, 2005 (German and English version) Press Release as of February 09, 2005 (German and English version) Press Release as of February 16, 2005 (German and English version) Press Release as of February 17, 2005 (German and English version)	February 22, 2005
3. Essen Hyp's website as of February 28, 2005 (English version) Press Release as of March 7, 2005 (German and English version)	March 17, 2005
4. Essen Hyp's website as of March 31, 2005 (English version) Press Release as of March 18, 2005 (German and English version) Press Release as of March 23, 2005 (German and English version) Essen Hyp's Annual Report 2004 (German version)	April 21, 2005
5. Essen Hyp's website as of April 30, 2005 (English version) Essen Hyp's Program of the 4 th Capital Market Conference June 15-16, 2005	May 24, 2005
6. Essen Hyp's website as of May 31, 2005 (English version) Essen Hyp's Annual Report 2004 (English version) Press Release as of June 1, 2005 (German and English version) Press Release as of June 8, 2005 (German and English version) Press Release as of June 9, 2005 (German and English version) Press Release as of June10, 2005 (German and English version)	June 23, 2005

Press Release as of June 14, 2005 (German and English version) Press Release as of June 16, 2005 (German and English version) Press Release as of June 21, 2005 (English version)	
7. Essen Hyp's website as of June 30, 2005 (English version) Press Release as of June 23, 2005 (German and English version)	July 21, 2005
8. Essen Hyp's website as of July 31, 2005 (English version) Interim Report as of June 30, 2005 (German version) Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2005 (German and English version) Press Release as of August 19, 2005 (German and English version)	August 25, 2005
9. Essen Hyp's website as of August 31, 2005 (English version) Interim Report as of June 30, 2005 (English version)	September 27, 2005
10. Essen Hyp's website as of September 30, 2005 (English version)	October 25, 2005
11. Interim Report as of September 30, 2005 (German version) Essen Hyp's website as of October 31, 2005 (English version) Press Release of Hypothekenbank in Essen AG concerning the Interim Report as of September 30, 2005 (German and English version) Press Release of Hypothekenbank in Essen AG as of November 2, 2005 (German and English version) Press Release of Hypothekenbank in Essen AG as of November 3, 2005 (German and English version)	November 17, 2005
12. Interim Report as of September 30, 2005 (English version) Essen Hyp's website as of November 30, 2005 (English version) Press Release of Hypothekenbank in Essen AG as of December 1, 2005 (German and English version) Press Release of Hypothekenbank in Essen AG as of December 13, 2005 (German and English version)	December 15, 2005

13. Essen Hyp's website as of December 31, 2005 (English version) Summarizing list of material changes made public, distributed or filed by Hypothekenbank in Essen AG in the business year 2005 (English version)	January 17, 2006

Hypothekenbank in Essen

Aktiengesellschaft



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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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vdp-Pfandbrief Curve

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Credit Research
Last update
December 2005
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

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Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

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Ratings and Analyses (as of: December 12, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

△ **Standard & Poor's**   Research update as of July 12, 2005 and Rating analysis as of Aug 31, 2004.

△ **Moody's**   Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.

△ **Fitch Ratings**   Extract as of November 3, 2005; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader |◎|)

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Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan 2005/2006

In line with my expectations and in defiance of all prophecies of doom U.S. economic growth is still running at high speed. During the first half of the year U.S. GDP grew by an annualized rate of 3.5%. Although the Federal Reserve has, in the meantime, raised its federal funds target rate from the 1% of June 2004 to 3,75% recently, the increase in U.S. yields that I predicted has still to come. The fact that there has been little reaction to this, is in my view caused by market participants' expectations that next year the Federal Reserve will stop its monetary tightening, keeping to a federal funds target rate level of 4.5% or even below. Since, in my opinion, the Federal Reserve will increase its key interest rate to 5% market participants will have to make an upwards adjustment to their very low money market expectations. This in turn will result in a noticeable yield increase on the U.S. bond market.
» more (PDF)

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-





term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



ESSEN HYP

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» Interest Rate Forecast
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Search:

» www.essenhyp.de

go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.

» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-



Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and
portfolio managers from all over Germany participate in these meetings and discuss the
future interest rate and economic development. The interest rate forecast meetings are
held in the premises of Hypothekenbank in Essen AG several times a year. If you have
any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to:
Dirk.Chlench@essenhyp.com

△ Forecast meeting Nov 2, 2005
△ Forecast meeting Jul 5, 2005
△ Forecast meeting Mar 22, 2005
△ Forecast meeting Nov 4, 2004
△ Forecast meeting Jul 7, 2004
△ Forecast meeting Mar 25, 2004
△ Forecast meeting Nov 3, 2003
△ Forecast meeting Mar 27, 2003
△ Forecast meeting Nov 6, 2002
△ Forecast meeting Aug 19, 2002
△ Forecast meeting May 14, 2002
△ Forecast meeting Feb 7, 2002
△ Forecast meeting Oct 1, 2001
△ Forecast meeting Jun 19, 2001
△ Forecast meeting Jan 24, 2001
△ Forecast meeting Nov 22, 2000
△ Forecast meeting Sep 14, 2000
△ Forecast meeting Jul 18, 2000
△ Forecast meeting May 16, 2000

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term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» **more (PDF)**

Economic and Interest Rate Outlook G3

» **more**

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» **more**



ESSEN HYP

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- Credit Research
- Bonds & Notes
- Financial Reports
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- Finance
- Company
- Info Pool
- Contact

Search: [www.essenhyp.de] [go]



vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Interest Rate Forecast Meeting on November 2, 2005

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of November 02, 2005: 2.00%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	2.00%	2.00%	2.25%	2.50%	2.50%
Highest Forecast	2.25%	3.00%	3.00%	3.00%	3.00%
Lowest Forecast	2.00%	2.00%	2.00%	1.75%	1.50%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of November 02, 2005: 3.53%

	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006	4th quarter of 2006
Consensus Forecast	3.50%	3.60%	3.70%	3.70%	3.70%
Highest Forecast	3.75%	4.00%	4.25%	4.25%	4.50%
Lowest Forecast	3.20%	3.40%	3.00%	2.80%	2.90%
as of Quarter-end					

Participants:

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum

Dr. Thomas Geer, Hypothekenbank in Essen AG, Essen (Treuhänder)
Patrick Braemer, Gallinat-Bank AG, Essen
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz
Axel Frein, Bankhaus Lampe KG, Düsseldorf
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Mohlfeld, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Thomas Hueck, Robert Bosch GmbH, Gerlingen
Robert Holl, Westfälische Landschaft, Münster
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Eugen Keller , Metzler Asset Management GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Bernd Mülhaupt, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Albrecht Müller, Publizist, Unternehmens- und Politikberater, Pleisweiler
Andreas Speer, Bayerische Landesbank, München
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Arndt Verleger, CC-Bank, Mönchengladbach
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Dr. Dieter Wermuth, Wermuth Asset Management GmbH, Frankfurt am Main
Ralf Baczewski, Westfalenbank AG, Bochum
Martin Hofbauer, Hypothekenbank in Essen AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:Dirk.Chlench@essenhyp.com

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more (PDF)**

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**



ESSEN HYP

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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receiving our articles automatically, please send us an e-mail and we will add your name to our mailing list.

Articles in 2005

▷ **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
▷ **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

▷ **Germany: Irrational pessimism on bond markets?** November/ December 2004
▷ **How global savings glut could undermine global economic expansion?** September/ October 2004
▷ **Germany: Are economists now too bearish about Germany?** May/June 2004
▷ **Japan: Third Time Lucky!** March/April 2004
▷ **US-Dollar: It's the economy - stupid!** January/February 2004

Articles in 2003

▷ **Rare Gems** November/December 2003
▷ **Japan hands the wooden spoon to Germany!** September/October 2003
▷ **World: A global economic upturn is underway!** July/August 2003
▷ **Germany: Glimmer of hope for an economic revival!** May/June 2003

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005, FitchRatings upgraded the bank´s credit ratings to long-

△ **Germany/Europe: Build up anti-cyclical stock positions**
March/April 2003
△ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

△ USA: The last ray of hope for the world economy November/December, 2002
△ Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
△ USA: The U.S. consumers are well alive and kicking! July/August, 2002
△ World:Real interest rates and funding conditions May/June 2002
△ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
△ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

△ World: Will the New Economy Continue? November/December 2001
△ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
△ Germany: Searching for the trough of the business cycle July/August 2001
△ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
△ Japan: A brief review of the recent BOJ monetary policy March/April 2001
△ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

△ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
△ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
△ USA: A flexible labor market is the key issue for a bull market. July/August 2000
△ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market? May/June 2000

---

term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

▷ **USA: Overvalued US stock market – so what?** March/April 2000

▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99

▷ **World: Some Thoughts on the 'liquidity' argument** November 1999

▷ **USA: Inflation-led interest rate fears – and rightly so?** October 1999

▷ **USA: Don't stay long in bonds** September 1999

▷ **Euro area: A review of the first six months of the euro currency** August 1999

▷ **USA: Do we get a bear market like in 1994 ?** July 1999

▷ **USA: Real Wages versus Unemployment Rate** June 1999

▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999

▷ **Euro Area: Implied inflation expectations** April 1999

▷ **Euro Area: Real 3-month interest rates** March 1999

▷ **USA: Personal savings rate** February 1999

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Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

The power point presentation is available for download here.

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vdp-Pfandbrief Curve



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Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» **more** (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» **more** (PDF)

Economic and Interest Rate Outlook G3

» **more**

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» **more**



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Overview

▽ Pfandbrief Act

△ Sec. 28 (1) (1-3) PfandBG
△ Sec. 28 (2) (1a) PfandBG
△ Sec. 28 (2) (1b,c) PfandBG
△ Sec. 28 (2) (2) PfandBG
△ Sec. 28 (3) (1) PfandBG
△ Sec. 28 (3) (2) PfandBG

▽ Public-sector Loans

Breakdown of public-sector cover pool
△ by rating
△ by borrowers and regions
△ by countries
△ by risk weighting

Cover pool at market value
△ Development/ Stress scenario

△ Surplus cover

Breakdown of new lending commitments
△ by rating
△ by borrowers and regions
△ by countries
△ by risk weighting

▽ Risk Management

△ Risk Report
△ Value at risk
△ Worst case scenario
△ Interest rate risk
△ Grundsatz I

▽ Code of Conduct

△ Outline

▽ Non-cover Loans

Breakdown of non-cover loans (public-sector)
△ by rating
△ by borrowers
△ by countries
△ by risk weighting

Breakdown of new lending commitments (public-sector)
△ by rating
△ by borrowers
△ by countries
△ by risk weighting

▽ Mortgage Loans

Breakdown of mortgage portfolio
△ Domestic loans by type of property, region and LTV
△ Foreign loans by type of property, country and LTV

Cover pool at market value
△ Development/ Stress scenario

△ Surplus cover

Breakdown of non-cover loans
△ Loans with a LTV > 60%

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

▷ Grundsatz II

Breakdown of new lending commitments
△ **Domestic loans by type of property, region and LTV**
△ **Foreign loans by type of property, country and LTV**

▽ Derivatives

△ **Counterparty ratings**
△ **Yield curve distribution**

▽ Ratings

by the
Crystal
Report
Clear

△ Overview of ratings

All figures are updated periodically (see overview of updates).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



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Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2005
Section 28 (2) (1a) PfandBG	quarterly	09.2005
Section 28 (2) (1b,c) PfandBG	quarterly	09.2005
Section 28 (2) (2) PfandBG	quarterly	09.2005
Section 28 (3) (1) PfandBG	quarterly	09.2005
Section 28 (3) (2) PfandBG	quarterly	09.2005
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	12.2005
by borrowers and regions	monthly	12.2005
by countries	monthly	12.2005
by risk weighting	monthly	12.2005
Cover pool at market value		
Development/ Stress scenario	monthly	12.2005
Surplus cover	monthly	12.2005
Breakdown of new lending commitments		
by rating	monthly	12.2005
by borrowers and regions	monthly	12.2005
by countries	monthly	12.2005

by risk weighting	monthly	12.2005
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	12.2005
by borrowers and regions	monthly	12.2005
by countries	monthly	12.2005
by risk weighting	monthly	12.2005
Breakdown of new lending commitments		
by rating	monthly	12.2005
by borrowers and regions	monthly	12.2005
by countries	monthly	12.2005
by risk weighting	monthly	12.2005
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2005
foreign loans by type of property, country and LTV	quarterly	12.2005
Cover pool at market value		
Development/ Stress scenario	monthly	12.2005
Surplus cover	monthly	12.2005
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	12.2005
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	12.2005

foreign loans by type of property, country and LTV	quarterly	12.2005
Derivatives		
Counterparty ratings	monthly	12.2005
Yield curve distribution	monthly	12.2005
Risk Management		
Value-at-risk	monthly	12.2005
Worst-case scenario	monthly	12.2005
Interest rate risk	monthly	12.2005
Grundsatz I	monthly	12.2005
Grundsatz II	monthly	12.2005

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

a) Total amount outstanding

in EUR m

	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2005	Previous year	Sep 30, 2005	Previous year	Sep 30, 2005	Previous year
Mortgage Pfandbriefe	4,571.9	-	4,649.9	-	4,569.5	-
Cover assets	4,815.9	-	5,318.8	-	5,040.5	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: additional cover*	425.0	-	563.5	-	511.4	-
Surplus cover	244.0	-	668.9	-	471.0	-

Supplementary to a): Maturity structure (remaining time to maturity)

	Sep 30, 2005				Previous year			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,233.3	2,718.0	620.6	0.0	-	-	-	-
Cover assets	404.4	740.3	2,697.9	973.3	-	-	-	-
of which: additional cover*	0.0	0.0	0.0	425.0	-	-	-	-

*securities issued by other borrowers

b) Total amount outstanding

in EUR m

	Nominal value		Present value		Risk-adjusted present value	
	Sep 30,	Previous	Sep 30,	Previous	Sep 30,	Previous

	2005	year	2005	year	2005	year
Public-sector Pfandbriefe	55,853.9	-	57,311.8	-	55,878.7	-
Cover assets	57,387.3	-	61,710.1	-	59,260.4	-
of which: derivatives	0.0	-	0.0	-	0.0	-
deduction: currency scenario	0.0	-	0.0	-	116.0	-
Surplus cover	1,533.4	-	4,398.3	-	3,265.7	-

in EUR m

Supplementary to b):
Maturity structure
(remaning time to maturity)

	Sep 30, 2005				Previous year			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	12,014.8	35,005.2	8,283.5	550.5	-	-	-	-
Cover assets	3,411.7	22,020.9	23,805.3	8,149.5	-	-	-	-

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Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2005	**Previous year**
<= € 300,000	3,172.0	-
> € 300,000 - € 5,000,000	470.1	-
> € 5,000,000	748.8	-
Total amount	**4,390.9**	-

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2005 | | Previous year | |
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	653.2	-	-
Detached and semi-detached houses	-	2,404.8	-	-
Apartment buildings	-	517.5	-	-
Office	381.4	-	-	-
Retail	229.4	-	-	-
Industrial	58.8	-	-	-
Other commercial properties	116.6	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Germany	**786.2**	**3,575.5**	**0.0**	**0.0**

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2005 | | Previous year | |
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-

	Commercial	Residential	Commercial	Residential
Apartment buildings	-	0.5	-	-
Office	1.0	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total Belgium	**1.0**	**0.5**	**0.0**	**0.0**

in EUR m

France

Mortgage loans serving as cover				
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-
Office	0.1	-	-	-
Retail	0.0	-	-	-
Industrial	0.0	-	-	-
Other commercial properties	0.0	-	-	-
Buildings under construction, not yet generating earnings	0.0	-	-	-
Building sites	0.0	0.0	-	-
Total France	**0.1**	**0.0**	**0.0**	**0.0**

In EUR m

The Netherlands

Mortgage loans serving as cover				
	Sep 30, 2005		Previous year	
	Commercial	Residential	Commercial	Residential
Condominiums	-	0.0	-	-
Detached and semi-detached houses	-	0.0	-	-
Apartment buildings	-	0.0	-	-

Office	27.6	-	-
Retail	0.0	-	-
Industrial	0.0	-	-
Other commercial properties	0.0	-	-
Buildings under construction, not yet generating earnings	0.0	-	-
Building sites	0.0	0.0	-
Total The Netherlands	**27.6**	**0.0**	**0.0**
Total	**814.9**	**3,576.0**	**0.0**	**0.0**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly (**Section 28 (2) PfandBG**).

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2005**	**Previous year**
Germany	0.5	-
Total	0.5	-

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with Section 28 (3) (1) PfandBG).

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Austria		
Government	92.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	1,193.1	-
Total	**1,285.1**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Belgium		
Government	27.8	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	90.0	-
Total	**117.8**	-

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Canada		

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	0.0	-
Regional authorities	324.3	-
Local authorities	0.0	-
Other borrowers	118.4	-
Total	**442.7**	**-**

Cyprus

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	99.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**99.5**	**-**

Czech Republic

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	200.0	-
Regional authorities	0.0	-
Local authorities	49.2	-
Other borrowers	12.7	-
Total	**261.9**	**-**

Finland

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	51.1	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**51.1**	**-**

France

	Sep 30, 2005	Previous year
Government	2.5	-
Regional authorities	0.0	-
Local authorities	12.9	-
Other borrowers	500.0	-
Total	**515.4**	-

Assets serving as cover in EUR m

Germany

	Sep 30, 2005	Previous year
Government	1,106.7	-
Regional authorities	22,219.6	-
Local authorities	2,622.6	-
Other borrowers	21,791.9	-
Total	**47,740.8**	-

Assets serving as cover in EUR m

Great Britain

	Sep 30, 2005	Previous year
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	26.0	-
Total	**26.0**	-

Assets serving as cover in EUR m

Greece

	Sep 30, 2005	Previous year
Government	2.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	35.0	-
Total	**37.5**	-

Hungary

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Government	545.2	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	50.0	-
Total	**595.2**	**-**

Iceland

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	105.0	-
Total	**105.0**	**-**

Italy

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Government	0.0	-
Regional authorities	304.8	-
Local authorities	85.0	-
Other borrowers	0.0	-
Total	**389.8**	**-**

Latvia

	Assets serving as cover in EUR m	
	Sep 30, 2005	**Previous year**
Government	45.0	-
Regional authorities	0.0	-

	Sep 30, 2005	Previous year
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**45.0**	-

Assets serving as cover in EUR m

Lithunia

	Sep 30, 2005	Previous year
Government	39.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**39.0**	-

Assets serving as cover in EUR m

Poland

	Sep 30, 2005	Previous year
Government	499.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**499.4**	-

Assets serving as cover in EUR m

Portugal

	Sep 30, 2005	Previous year
Government	1,855.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**1,855.0**	-

Assets serving as cover in EUR m

itel

Slovak Republic

	Sep 30, 2005	Previous year
Government	218.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**218.5**	**-**

Slovenia

Assets serving as cover in EUR m	Sep 30, 2005	Previous year
Government	54.1	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**54.1**	**-**

Spain

Assets serving as cover in EUR m	Sep 30, 2005	Previous year
Government	0.0	-
Regional authorities	1,169.2	-
Local authorities	0.0	-
Other borrowers	333.0	-
Total	**1,502.2**	**-**

Sweden

Assets serving as cover in EUR m	Sep 30, 2005	Previous year
Government	86.9	-
Regional authorities	0.0	-
Local authorities	133.9	-
Other borrowers	0.0	-
Total	**220.8**	**-**

Switzerland

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	0.0	-
Regional authorities	189.3	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**189.3**	**-**

The Netherlands

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	0.0	-
Regional authorities	0.0	-
Local authorities	3.8	-
Other borrowers	68.0	-
Total	**71.8**	**-**

United Staates

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	84.4	-
Regional authorities	200.4	-
Local authorities	33.1	-
Other borrowers	59.9	-
Total	**377.8**	**-**

Others

	Assets serving as cover in EUR m	
	Sep 30, 2005	Previous year
Government	452.8	-
Regional authorities	42.0	-

Titel

Local authorities	0.0
Other borrowers	151.8
Total	**646.6**

Total amount	**57,387.3**

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly (Section 28 (3) (2) PfandBG).

Total amount of payments in arrears for more than 90 days in EUR m

Country	Sep 30, 2005	Previous year
Government	0	-
Regional authorities	0	-
Local authorities	0	-
Other borrowers	0	-
Total	**0**	**-**
Total	**0**	**-**

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Public-sector loans Breakdown of cover pool by rating



Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch   31.12.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	19,358	31.55
AA+ / Aa1 / AA+	5,804	9.46
AA / Aa2 / AA	5,352	8.73
AA- / Aa3 / AA-	14,933	24.34
A+ / A1 / A+	2,272	3.70
A / A2/ A	1,378	2.25
A- / A3 / A-	594	0.97
BBB+ / Baa1 / BBB+	1,089	1.78
BBB / Baa2 / BBB	195	0.32
Without rating ✲	10,365	16.90
Total	**61,340**	**100.00**

✲ - Without rating

	in Euro m	in %
Public-sector banks and saving banks	5,031	8.20
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,683	7.63

Loans within the EU (public-sector banks, EU member states,

Public-sector loans Breakdown of cover pool by rating

regional governments, cities and municipalities). Loans guaranteed
by EU member states and EU institutions.

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	341	0.56
Others	310	0.51
Total	**10,365**	**16.90**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 61,340m

Information as permitted
by banking confidentiality.

31.12.2005

Please click on the different parts of the pie chart for further information.



Credit institutions
governed by public
law and savings
banks

Towns and
municipalities,
municipal special
purpose associations,
non-profit organizations
and loans guaranteed
by municipal authorities

Foreign territorial authorities
and institutions governed
by public law

Public-sector credit
institutions with
special tasks
(risk weighting of 0)

9.23%

The German Federal
Government, the Federal
Governments Special Fund
and the German Federal
States (Länder)

20.49%

7.84%

16.17%

46.27%

by borrowers

	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	28,384	46.27

Towns and municipalities, municipal special purpose associations,

Public-sector loans Breakdown of cover pool by borrowers and regions

non-profit organizations and loans guaranteed by municipal authorities	4,808	7.84
Public-sector credit institutions with special tasks (risk weighting of 0)	5,664	9.23
Credit institutions governed by public law and savings banks	12,566	20.49
Foreign territorial authorities and institutions governed by public law	9,918	16.17
Total	**61,340**	**100.00**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 61,340 m

Information as permitted   31.12.2005
by banking confidentiality.

	in Euro m
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	
Federal Government of Germany	1,748
Federal Government's Special Fund	1,024
Laender (individual German Federal States)	25,612
Total	**28,384**

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Cover fund total: Euro 61,340 m

Information as permitted
by banking confidentiality.

31.12.2005

**Towns and municipalities, municipal special purpose
associations, non-profit organizations and
loans guaranteed by municipal authorities**

	in Euro m
Baden-Wuerttemberg	242
Bavaria	306
Berlin	8
Brandenburg	1
Bremen	131
Hamburg	603
Hesse	189
Lower Saxony	1,167
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,513
Rhineland-Palatinate	133
Saarland	87
Saxony	0
Saxony-Anhalt	1
Schleswig-Holstein	399
Thuringia	2
Total	**4,808**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 61,340m

Information as permitted
by banking confidentiality.

31.12.2005

	in Euro m
Public-sector credit institutions with special tasks (risk weighting of 0)	
special public sector banks (solva 0)	5,664
Total	**5,664**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 61,340m

Information as permitted   31.12.2005
by banking confidentiality.

	in Euro m
Credit institutions governed by public law and savings banks	
Public-sector banks/ financial institution	6,913
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,373
Bavaria	73
Bremen	0
Hamburg	90
Hesse	175
Lower Saxony	525
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,783
Rhineland-Palatinate	101
Saarland	5
Saxony	0
Schleswig-Holstein	457
Mortgage loans guaranteed by the public-sector	16
Total	**12,566**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 61,340m

Information as permitted
by banking confidentiality.   31.12.2005

	in Euro m
Loans within EU	
Public-sector banks in EU member states	2,118
EU member states	2,994
EU regional governments	1,843
EU member states, cities and municipalities	346
Loans guaranteed by EU member states	975
EU institutions	0
Subtotal	**8,276**
	in Euro m
Other Foreign Loans	
Public-sector banks	61
States	537
Regional governments	776
cities and municipalities	33
Loans guaranteed by foreign states	235
Subtotal	1,642
Total	**9,918**

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Public-sector loans Breakdown of cover pool by countries



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Public-sector loans

Breakdown of cover pool by countries

31.12.2005

by countries	in Euro m	in %
Austria	1,149	1.87
Belgium	118	0.19
Canada	418	0.68
Cyprus	99	0.16
Czech Republic	300	0.49
Denmark	79	0.13
Finland	125	0.20
France	929	1.51
Germany	51,422	83.84
Great Britain	233	0.38
Greece	138	0.22
Hungary	595	0.97
Iceland	110	0.18
Italy	624	1.02
Latvia	45	0.07
Lithunia	39	0.06
Poland	499	0.81
Portugal	680	1.11
Slovak Republic	318	0.52
Slovenia	54	0.09
Spain	1,939	3.16
Sweden	147	0.24

17.01.2006

Public-sector loans Breakdown of cover pool by countries

Switzerland	189	0.31
The Netherlands	72	0.12
The United States	384	0.63
Others	635	1.04
Total	**61,340**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.12.2005

Risk weighting	in Euro m	in %
0%	44,629	72.76
10%	2,364	3.85
20%	14,347	23.39
100%	0	0.00
Total	**61,340**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields
31.12.2005	64,464.41	60,036.96	4,609.46	7.68	3,504.74	5.98	5,416.91	8.80
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35

Public sector loans - Cover pool at market value - Development / Stress scenario

31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42



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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector Pfandbriefe outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover ✻	in %	Total in %
31/12/2005	59,759.93	61,340.01	1,580.08	2.6	250.0	0.4	3.0
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224.89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6

Public-sector loans Breakdown of cover pool Surplus cover

31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch   31.12.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	7,675	29.13
AA+ / Aa1 / AA+	2,977	11.30
AA / Aa2 / AA	2,160	8.20
AA- / Aa3 / AA-	4,352	16.52
A+ / A1 / A+	1,471	5.58
A / A2/ A	1,954	7.42
A- / A3 / A-	1,152	4.37
BBB+ / Baa1 / BBB+	602	2.28
BBB / Baa2 / BBB	195	0.74
Without rating *	3,811	14.46
Total	**26,349**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	2,758	10.46
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	898	3.41
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	90	0.34
Others	65	0.25

Public-sector loans - Breakdown of new lending commitments

Total	**3,811**	**14.46**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2005

Please click on the different parts of the pie chart for further information.

Credit institutions
governed by public
law and savings
banks

17.27%

35.44%

Foreign territorial authorities
and institutions governed
by public law

34.02%

Towns and municipalities, municipal
special purpose associations,
non-profit organizations and loans
guaranteed by municipal authorities
3.43%

The German Federal
Government, the Federal
Governments Special Fund
and the German Federal States
(Länder)

Public-sector credit
institutions with special tasks
(risk weighting of 0)
9.84%

by borrowers

	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	8,963	34.02
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	904	3.43

Public-sector loans - Breakdown of new lending commitments

Public-sector credit institutions with special tasks (risk weighting of 0)	2,594	9.84
Credit institutions governed by public law and savings banks	4,549	17.27
Foreign territorial authorities and institutions governed by public law	9,339	35.44
Total	**26,349**	**100.00**

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Public-sector loans – Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

	31.12.2005 in Euro m
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	
Federal Government of Germany	0
Federal Government's Special Fund	327
Laender (individual German Federal States)	8,636
Total	**8,963**

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Public-sector loans Breakdown of new lending commitments by borrowers and regions - cities



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by borrowers and regions

Information as permitted
by banking confidentiality.

31.12.2005

Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	in Euro m
Baden-Wuerttemberg	7
Bavaria	9
Berlin	0
Brandenburg	19
Bremen	0
Hamburg	275
Hesse	20
Lower Saxony	518
Mecklenburg-Western Pomerania	1
North Rhine-Westphalia	48
Rhineland-Palatinate	5
Saarland	1
Saxony	1
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**904**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.   31.12.2005

Public-sector credit institutions with special tasks (risk weighting of 0)   **in Euro m**

special public sector banks (solva 0)   2,594

Total   **2,594**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.   31.12.2005

	in Euro m
Credit institutions governed by public law and savings banks	
Public-sector banks and Private banks/ financial institution	1,901
Savings banks in	**in Euro m**
Baden-Wuerttemberg	786
Bavaria	40
Hamburg	5
Hesse	30
Lower Saxony	367
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	1,079
Rhineland-Palatinate	101
Saxony	25
Schleswig-Holstein	160
Total	**4,549**

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Public-sector loans – Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.   31.12.2005

	in Euro m
Loans within EU	
Public-sector banks in EU member states	4,100
EU member states	3,008
EU regional governments	629
EU member states, cities and municipalities	257
Loans guaranteed by EU member states	283
EU institutions	0
Subtotal	**8,277**
Other Foreign Loans	in Euro m
Public-sector banks	231
States	553
Regional governments	205
Foreign member states, cities and municipalities	48
Loans guaranteed by foreign states	25
Subtotal	1,062
Total	**9,339**

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Public-sector loans – Breakdown of new lending commitments

by countries

31.12.2005

by countries	in Euro m	in %
Austria	694	2.63
Belgium	0	0.00
Canada	105	0.40
Cyprus	0	0.00
Czech Republic	113	0.43
Denmark	229	0.87
Estonia	44	0.17
Finland	74	0.28
France	363	1.38
Great Britain	735	2.79
Germany	17,010	64.55
Greece	217	0.82
Hungary	295	1.12
Iceland	45	0.17
Ireland	320	1.21
Italy	1,391	5.28
Latvia	0	0.00
Lithunia	0	0.00
Norway	125	0.47
Poland	332	1.26
Portugal	795	3.02
Slovak Republic	268	1.02

Public-sector loans – Breakdown of new lending commitments

Slovenia	20	0.08
Spain	1,985	7.53
Sweden	186	0.71
Switzerland	120	0.46
The Netherlands	216	0.82
The United States	52	0.20
Others	615	2.33
Total	**26,349**	**100.00**

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Public-sector loans – Breakdown of new lending commitments

by risk weighting

31.12.2005

Risk weighting	in Euro m	in %
0%	17,155	65.10
10%	1,369	5.20
20%	7,825	29.70
Total	**26,349**	**100.00**

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Credit Research

Risk Report

The management of Hypothekenbank in Essen AG is responsible for adding value to the bank while ensuring efficient control mechanisms. In our opinion, there is no conflict between adding value and efficient monitoring and control mechanisms – indeed, these mechanisms form an integral part of the value creation process. Efficient risk management and controlling is the key to assure the sustainability of the value added. The identification, quantification and management of all risks relevant to our bank is mainly governed by regulatory provisions. Mortgage banks are specialist banks and as such subject to additional regulations laid down in the German Mortgage Bank Act (HBG) and the relevant directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever-increasing requirements of market participants, necessitates an efficient risk management and characterizes modern mortgage banks.

Risk monitoring systems

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several electronic organizational manuals. These manuals have been summarized in a generic description of the systematic as an overall reference.

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might lead to adverse deviations from the bank's projected asset development, and from its financial and earnings performance. Market, liquidity, credit and counterparty risks, as well as operational risks are the most important risk categories for Essen Hyp.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Adequate hedging transactions eliminate currency risks.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- Operational risks are defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our definition of operational risks.

Risk management under two different accounting standards. Annual accounts in accordance with both HGB and IAS/IFRS. Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards / the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS.

In contrast to German commercial law, risk management under IAS/IFRS focuses on market values. Therefore, derivatives and loans not originated by the bank are reported at market value because the Commerzbank Group does not use the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. These policies form the basis of our risk management and control system.

Essen Hyp has been closely cooperating with its parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure coherent risk management and controlling throughout the Group. The general conditions agreed upon by the Board of Managing Directors determine that risks may only be taken within a predefined risk framework and in accordance with applicable law. The Board of Managing Directors established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. As Essen Hyp is integrated in the Commerzbank AG's daily reporting system, we receive feedback

from the ZRC regarding our risk positions in addition to our own calculations. This helps us to further validate our risk models.

In 2005 our risk management will be linked even closer to that of the Commerzbank AG via several Group projects, including those relating to the implementation of Basel II, which were started as early as 2004.

A separate project aiming at a uniform calculation and presentation of liquidity risks throughout the Group, was close to completion at year-end 2004. Furthermore, the Commerzbank AG not only calculates ratios relating to the overall market risk on a daily basis, but also ratios relating to the specific market risk and launched a relevant project to calculate credit spread risks. Essen Hyp is part of this project. Essen Hyp's positions are taken into account in the Commerzbank AG's calculations of the credit spread VaR. As a result, risk figures on the specific market risks of Essen Hyp are available on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This project is coordinated by Essen Hyp's Risk Controlling Department. The considerable restructuring was completed in 2004, including the assessment of the model used by an external auditing company. Starting in 2005, we plan to compute our VaR on the basis of the figures provided by ATLAS. Furthermore, we intend to make our own credit spread VaR calculations as from 2005. In these calculations, we will directly use the data provided by the ATLAS system. These projects aim, in particular, at

○ further refining and differentiating our risk measurement
● including additional scenario analyses and stress tests in our risk measurement
● simplifying the procedures; and
● improving the ways of analyzing risk sensitivities.

The technical implementation will take place in several modular steps during 2005, to ensure a clear overview of the project progress. This will allow us to implement each module immediately upon its completion. Accordingly, we will be able to see how the implemented modules work prior to the completion of the project. The following table shows the most important risk control and risk management tasks and their assignment to organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department, Notifying and Credit Research Department
Individual customers (mortgage loans)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department, Notifying and Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section

Management of operational risks

Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report,

which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. This gap report was further refined in 2004 by changing it from a quarterly to a monthly basis. The risks deriving from gap positions in the case of interest rate fluctuations are measured and quantified on mark-to-market key figures. The arbitrage-free zerocoupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is based on the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of backtesting procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2004 we observed four outliers when using a 97.5% confidence level. These outliers were mostly due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. The worst-case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 49.3% as of December 31, 2004 and to 69.8% on an annual average. The utilization of the limit for worstcase scenarios stood at 52.5% on the balance sheet date, while the annual average was 49.8%. In addition, we simulate various stress test scenarios in order to better assess and limit possible losses arising from extreme market movements, which generally are not appropriately represented by VaR models. Stress testing represents a suitable complement to the VaR analyses based on historical simulation. Apart from the VaR calculations and the simulations based on user-defined parameters, we simulate the impact of changes in interest rate curves, as well as the effects of planned new lending operations and adjust the underlying portfolio accordingly. For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2004 in %



VaR

■ Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). In case of an interest rate increase of 100 basis points, this basis point value, calculated with the key rate method, may not exceed a certain limit in proportion to the liable capital, defined by the BaFin. These figures are calculated on a daily basis. In 2004 the average limit utilization within this 'traffic light system' came to 13.3%. On the balance sheet date, limit utilization also was 13.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with the level of interest rate risk incurred by the bank.

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)

Credit Research Risk Report - © Hypothekenbank in Essen AG



Internal reporting. On each business day, the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management receive information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a bi-weekly basis. This Committee deals with, and issues proposals for decision-making on the bank's interest rate positions, the development of key figures regarding earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department.

The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss

account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

On a monthly basis, the Notifying and Credit Research Department provides information about the ratings of our borrowers including, if applicable, information on changes in the assessment of their credit quality. Our monthly reports on capital market transactions are aggregated in the new 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Lending Operations (MaK). The aim is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. As required by the MaK, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits. Another report which is compiled quarterly is the 'Risk Report Real Estate Financing', which analyzes the bank's risk profile resulting from its real estate financing activities. As required by the MaK, this report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate financing and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and property categories. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risks from capital market transactions

Risk management structure – tasks and responsibilities. As of December 31, 2004, the total volume of our public-sector cover assets came to A52.7bn. The high quality of these public-sector cover assets is reflected by the low average risk weighting pursuant to the BIS standards and by the external ratings of leading international rating agencies. In terms of the BIS standards, 66.3% of these assets are classified at a risk weighting of 0%, 10.4% at 10% and 23.3% at 20%. A breakdown of the loan portfolio by rating reveals that 25.2% of the assets have been awarded a triple A, 48.5% a double A, 9.5% a single A and 0.4% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.4 % of the total loan volume, include loans to credit institutions governed by public law and to savings banks (43.3%) and to national and international public-sector bodies (56.7%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held by a trustee and serves as cover for our public-sector Pfandbriefe, can be viewed on our website, which is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A5.4bn as of December 31, 2004. While 2% of these counterparties were rated triple A, 19.1% were rated double A and 76.5% single A. Loans totaling less than A0.2bn were not rated by an external rating agency. The

breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated monthly. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments which are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A–/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A–/A3 during their term, is limited to one time the bank's liable capital. As of December 31, 2004 the utilization of this limit was 2.8%, with a maximum limit utilization in 2004 of 30.4%.

Ratings of our cover assets   as of Dec 31, 2004

Standard & Poor's / Moody's / Fitch	in €m	in %
AAA / Aaa / AAA	13,299	25.23
AA+ / Aa1 / AA+	5,249	9.96
AA / Aa2 / AA	6,777	12.86
AA- / Aa3 / AA-	13,534	25.69
A+ / A1 / A+	2,351	4.46
A / A2 / A	1,515	2.87
A- / A3 / A-	1,135	2.15
BBB+ / Baa1 / BBB+	212	0.40
Not rated	8,634	16.38
Total	**52,706**	**100.00**

Country risks. In order to coordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group. As in the previous years, Essen Hyp did not invest in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 100 of the notes to the annual accounts).

Counterparty ratings

in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Triple A	25	606	4,571	5,202	-29
Double A	4,930	27,626	22,978	55,534	-850
Single A	12,110	67,545	40,418	120,073	-2,216
not rated	577	22,383	24,019	46,979	-726
Total	**17,642**	**118,160**	**91,986**	**227,788**	**-3,821**

The figures for the not rated counterparties in the table below relate to German subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings

in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Single A	577	22,333	23,683	46,593	-688
not rated	0	50	336	386	-38
Total	**577**	**22,383**	**24,019**	**46,979**	**-726**

As a non-trading book institution, Essen Hyp does not trade in derivatives. We only use derivatives to hedge our interest rate risk from individual transactions and/or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which are covered as a part of our macro hedging. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed. Accordingly, the overall market value may never fall short of a predefined minimum amount. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Net present value of the Pfandbrief cover. Following the implementation of the new Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV), all German mortgage banks are required to calculate the net present value of their public-sector and mortgage Pfandbriefe in accordance with strict requirements. We calculate the net present value of our Pfandbrief cover on a daily basis. Following the amendment of the German Mortgage Bank Act (HBG) in December 2004 it is mandatory to maintain a surplus cover of 2% at all times. Pursuant to Section 6 of the German Mortgage Bank Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios as defined

Net present value surplus cover of our public-sector Pfandbriefe in € bn



Net present value surplus cover of our mortgage Pfandbriefe in € bn



Net present value of our mortgage cover pool

Net present value of mortgage Pfandbriefe outstanding

Net present value surplus cover

in the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). We have always exceeded these minimum requirements. The results of our calculations are submitted to the Federal Financial Supervisory Authority (BaFin) and the rating agencies on a quarterly basis. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations, Essen Hyp uses the dynamic approach in accordance with the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). This approach uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average present value surplus cover in 2004 was 4.4% for public-sector Pfandbriefe and 8.3% for mortgage Pfandbriefe.

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we have entered into and nearly completed negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risks relating to real estate financing
The assessment of credit risks relating to real estate financing is the responsibility of the Notifying and Credit Research and the Real Estate Finance Marketing and Real Estate Finance Transaction Management Departments. Assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.

The responsibilities and authorities with regard to the granting of loans are clearly and unambiguously defined in our Organizational Instructions, which are available to our staff in electronic form. The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate financing, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in the larger transactions in our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and ensuring an adequate provision for possible loan losses.

In 2004 we set up a Credit Risk Committee (CRCO) in order to bundle and optimize the measures referred to above. As a result of its intensive study of problem loans in the books of Essen Hyp and its subsidiaries, the Committee issues proposals on the processing of problem loans, preventive loans and loans which have been called in and are currently being liquidated by the bank or its subsidiaries. The CRCO meets monthly and is composed of the member of the Board of Managing Directors responsible for transaction management or his deputy, the Head of Mortgage Lending Risk Management, the Head of the Foreclosure Department, the Head of Transaction Management and the General Manager of the Essen Hyp Immobilien GmbH. If need be, the meetings are also attended by staff from other Departments. The Committee is chaired by the Head of Mortgage Lending Risk Management who reports on the proposals and recommendations in the subsequent meeting of the Board of Managing Directors.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings
In the period under review Essen Hyp responded to the changes in the regulatory framework governing credit risk capital requirements in accordance with Basel II and the Minimum Requirements for Lending Operations

(MaK), by systematically developing instruments for calculating the minimum capital requirements and measuring credit risks under the Internal Rating Based Approach (IRB). Accordingly, in close cooperation with the Commerzbank AG, we refined our approach for calculating the capital required and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate financing. In this context, Essen Hyp participated in joint projects dealing with probability of default (PD) rating, loss given default (LGD) grading and capital calculation. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required.

PD component in real estate financing

Commercial real estate financing. A joint project aiming to determine PD ratings for commercial properties has been started in cooperation with the publishing house Bank-Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg. This joint project also covers the segment of international real estate financing. Based on the real estate financing know-how of the six participating banks, a PD prototype with certain rating functions has been developed and made available to the individual banks. This prototype was the predecessor of the actual rating tool Essen Hyp implemented in 2004.

The internal property rating is derived from hard facts, such as the analysis of balance sheets and the profitability of the property, and soft facts, such as the quality of the property management, marketing strategies and the location of the property. The input masks for entering the hard facts, such as balance sheets and property data, into the rating tool vary in accordance with the type of borrower and the share of the property in the overall rating. The required data is entered by our credit analysts. When entering balance sheet figures, assets and liabilities are adjusted to their market value (setting up of a balance sheet at market values). Information on soft facts is entered into the property rating tool by answering a catalogue of questions for each individual customer. After the implementation of the internal rating tool, Essen Hyp has all required analytical instruments for rating its existing loan portfolio and new lending commitments in Germany and abroad.

In compliance with the Minimum Requirements for Lending Operations (MaK) we further refined our existing workflows in such a way that the information required to analyze the credit quality of our borrowers is available in time.

Private customers (home loans). To analyze the credit quality of our private customers who apply for home loans via the Commerzbank AG branches, we have an adequate customer and property scoring system in place, which is used throughout the Commerzbank Group. In compliance with the requirements of the Internal Rating Based Approach (IRB) under Basel II, and under the lead of the Commerzbank AG, we will implement in 2005 our own rating system for customers channeled in from other brokers.

LGD component in real estate financing

Commercial real estate financing and private customers. The LGD component is another key element in calculating the minimum capital requirements. As a participant in the LGD project initiated by the Association of German Mortgage Banks (VDH), Essen Hyp will receive the required general data from all member institutions, such as the recovery rate or the duration of the liquidation process. In addition, we received a working document from the VDH, defining all parameters required for the calculation. The final implementation of the LGD tool will take place in 2005. Together with several other VDH members, Essen Hyp entered into a legally binding agreement with Hyp Rating Services GmbH to continue the LGD project. This agreement requires the banks involved to forward data on loan workouts to the Hyp Rating GmbH. This data will be pooled, analyzed and segmented by the Hyp Rating GmbH in such away that the banks involved can use it for their LGD calculations.

PD component for capital market transactions

Public-sector lending and loans to banks. Internal rating approaches for measuring the probability of default of public-sector loans are currently being developed in a separate project in coordination with the rating agency Standard & Poor's and the VDH. As a part of this project, internal rating approaches are set up for different borrower types, such as countries/ central governments, regional and local authorities and sub-state authorities. The final rating tools for the portfolios 'countries/central governments' and 'regional and local authorities' have already been made available to Essen Hyp. We have thus started to analyze our public-sector loans by using these internal rating tools. Standard & Poor's will be responsible for the validation and calibration of the internal rating in the future.

The probabilities of default for the other asset classes, including banks, corporates and insurance companies will be covered by master agreements with the Commerzbank AG.

LGD component for capital market transactions

Public-sector lending and loans to banks. We plan to develop the LGD component for public-sector lending and loans to banks in coordination with external rating agencies in 2005.

Once the rating components referred to above have been implemented for all segments, our bank will comply with the requirements for an Internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating our capital requirements and arriving at a risk-oriented pricing.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law. Based upon thorough analyses, our Real Estate Financing Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that 96% of our home loans fall below

60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risks

The Treasury Department is responsible for the liquidity management, which is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the publicsector, corporate and bank bonds held as assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.29 at the end of the year (minimum ratio required by law: 1.0).

Essen Hyp is integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risks throughout the Commerzbank Group. The first project results were presented in 2004. It is planned to complete the project during 2005.

Development of our liquidity ratio in accordance with Grundsatz II



Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks,

Essen Hyp categorized all relevant risks according to their nature as early as 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. In the past three years, Essen Hyp carried out selfassessments for nearly all bank employees, which provide us with important information on existing or potential risks in the individual departments and sections. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition, the Commerzbank AG developed and introduced separate self-assessments, aimed at managing operational risks at Group level. In November Essen Hyp participated in a Business Continuity Management (BCM) Self-Assessment, which analyzes and assesses the contingency plans of the individual organizational units on the basis of a catalogue of some 50 questions, which cover regulatory requirements laid down under Basel II or in the Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK).

The insights gained from this self-assessment will be analyzed and put into practice by the responsible organizational units in a timely manner. Essen Hyp will also participate in a Quality Self Assessment (QSA), which will start at the beginning of 2005. This self-assessment aims at identifying weak points in the workflows and procedures within the Group. For this purpose, we have developed a 'self-assessment matrix', which lists the departments, sections, product groups and business segments to be included in the self-assessment, as well as the specific measures to be taken during the process. This information was communicated to the Commerzbank AG. The self-assessment activities as described above play a key role in the Commerzbank Group's operational risk framework. The aim is to identify potential sources for losses and to prevent such losses by using the information obtained. Another main incentive to pursue such demanding and time-consuming activities is the reduction of the bank's capital requirements by improving the quality of workflows.

Essen Hyp is additionally involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a precise value at risk figure.

Against this background, Essen Hyp has recorded and reported all losses exceeding A5,000 since the beginning of 2002. Since 2003 our bank has been integrated into the Commerzbank AG's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by entering the relevant information into this database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. For the first time, we also reported to our parent company the legal risks. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2004 was A281,400 (including provisions totaling A261,000). However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic

communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been mandated with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of 'hacker attacks'.

Other preemptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities for a transitional period is ensured, should the bank's headquarters be destroyed or out of action. In the fourth quarter of 2004 we carried out a comprehensive test to assess the quality of our contingency plans. In a first scenario, we simulated a bomb threat and tested the setup of our reserve headquarters, as well as its linkage to the productive systems on the bank's main premises. In a second scenario, we simulated the total failure of all productive systems in the bank and the resuming of our business activities from the reserve headquarters. Both tests proved that the bank is in a position to continue its business activities in accordance with the legal and regulatory requirements should there be an emergency.

In addition, we continued our qualification program for employees in the operational units and the back office during 2004 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.

The reports on operational risks in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks
Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department in all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options.

The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing is an integral part of our internal monitoring system. The Internal Audit Department operates independently of all working procedures. It has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.

As a staff department, our Internal Audit Department reports directly to the Board of Managing Directors and provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or process owners, the Internal Audit Department issues proposals on how to avoid losses, improve the management, monitoring and internal supervision procedures and increase the efficiency of workflows.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should the internal audit, at any time, reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

The importance of risk management for a risk- and profit-oriented corporate management will continue to increase in the future. We are therefore committed to further improving our risk management systems, independently and in particular in cooperation with the Commerzbank Group to maximize the efficiency of our capital allocation.

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Value at risk

Date	Utilization in %	Annual average utilization in %
31/12/2005	62.4	70.8
30/11/2005	71.5	70.8
31/10/2005	64.1	70.8
30/09/2005	75.3	70.8
31/08/2005	65.7	70.8
31/07/2005	87.5	70.8
30/06/2005	54.1	70.8
31/05/2005	61.2	70.8
30/04/2005	68.2	70.8
31/03/2005	85.4	70.8
28/02/2005	89.9	70.8
31/01/2005	70.6	70.8
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2

Risk Management Value at risk

29/02/2004	60.5	70.2
31/01/2004	76.7	70.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4



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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/12/2005	58.1	66.3
30/11/2005	69.4	66.3
31/10/2005	65.2	66.3
30/09/2005	63.3	66.3
31/08/2005	64.2	66.3
31/07/2005	65.4	66.3
30/06/2005	59.3	66.3
31/05/2005	75.7	66.3
30/04/2005	83.7	66.3
31/03/2005	83.3	66.3
28/02/2005	65.3	66.3
31/01/2005	53.8	66.3
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0

Risk Management Worst case scenario

30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp calculates unsolicitedly the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital.

Date	Average utilization
31/12/2005	17.71%
30/11/2005	12.82%
31/10/2005	8.25%
30/09/2005	13.16%
31/08/2005	9.49%
31/07/2005	7.59%
30/06/2005	4.13%
31/05/2005	5.90%
30/04/2005	15.02%
31/03/2005	16.66%
28/02/2005	15.98%
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%

31/05/2004	10.22%
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%

These figures are calculated daily. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 11.0% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of December 31, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets



€ Mio.

20% limit

liable capital not tied up by risk assets

interest rate risk with an interest rate change of 100 bp

liable capital tied up by risk assets

1400
1200
1000
800
600
400
200
0

Dec 04 Jan 05 Feb 05 Mar 05 Apr 05 May 05 Jun 05 Jul 05 Aug 05 Sep 05 Okt 05 Nov 05 Dez 05



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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to *Grundsatz I* the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

Date	Tier I		Tier II	
	Required by law	Ratio	Required by law	Ratio
31/12/2005	4.0	6.5	8.0	11.0
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5

Risk Management Grundsatz I - overview

31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2005	1.08	1.0
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0

Risk Management Grundsatz II

Date		
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

Derivatives Counterparty ratings



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Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity

31.12.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	260.8	1.51	797.8	0.89	3,985.7	4.66	5,044.2	2.62
Double A	10,335.9	60.00	26,410.9	29.36	27,139.8	31.70	63,886.6	33.14
Single A	6,631.0	38.49	62,738.2	69.73	54,491.7	63.64	123,860.9	64.23
Triple B	0	0	14.7	0.02	0.0	0	14.7	0.01
Total	**17,227.7**	**100.00**	**89,961.6**	**100.00**	**85,617.2**	**100.00**	**192,806.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

31.12.2005

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	16,028.2	93.04	86,585.2	96.25	82,243.7	96.06	184,857.2	95.87
Swaptions	332.3	1.93	747.4	0.83	630.7	0.74	1,710.4	0.89
Other interest rate derivatives	0	0	153.4	0.17	0	0.00	153.4	0.08
Currency swaps	867.1	5.03	2,475.6	2.75	2,742.8	3.20	6,085.5	3.16
Total	**17,227.6**	**100.00**	**89,961.6**	**100.00**	**85,617.2**	**100.00**	**192,806.5**	**100.00**

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Investor relations Ratings and Analyses Hypothekenbank in Essen AG



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Ratings and Analyses (as of: December 12, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ **Standard & Poor's**   Research update as of July 12, 2005 and Rating analysis as of Aug 31, 2004.

▷ **Moody's**   Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.

▷ **Fitch Ratings**   Extract as of November 3, 2005; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a.   The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   ▣ new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

   ▣ new issues and increases are to be marked to the market at all times;

   ▣ as a rule, increases are to be launched by the laid down minimum number of market makers.

b.   The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

Published on our Credit Research sites

x

New public-sector lending commitments

New mortgage lending commitments   x

Public-sector cover pool   x

Mortgage cover pool   x

Derivatives   x

Derivatives serving as cover   x

Cover pools at market value / development
and stress scenarios   x

Interest rate risk   x

Compliance with the self-restrictions
regarding the investment of available funds   x

The information listed above is updated at regular intervals and can be viewed in the
individual sections of our Credit Research sites.

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Breakdown of non-cover assets by rating



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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.12.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.83
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	71	6.59
AA- / Aa3 / AA-	100	9.28
A+ / A1 / A+	97	9.00
A / A2 / A	75	6.96
A- / A3 / A-	698	64.74
BBB+ / Baa1 / BBB+	15	1.39
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.21
Total	**1,078**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

17.01.2006

Breakdown of non-cover assets by rating

Other (e.g. financial institutions)	13	1.21
Total	**13**	**1.21**

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Breakdown of non-cover assets

by borrowers

31.12.2005

by borrowers	in Euro m	in %
National credit institutions	0	0.00
Foreign Governments and municipalities	147	13.64
International credit institutions	300	27.83
Other foreign financial institutions (guaranteed by national or international credit institutions)	407	37.75
Others	224	20.78
Total	**1,078**	**100.00**

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Breakdown of non-cover assets by countries



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Breakdown of non-cover assets

by countries

by countries	in Euro m	in %
	31.12.2005	
Germany	55	5.10
EU member states without Germany		
The Netherlands	139	12.89
France	95	8.81
Denmark	0	0.00
Austria	0	0.00
Belgium	15	1.39
Great Britain	25	2.32
Ireland	10	0.93
Italy	44	4.08
Spain	147	13.64
Finland	0	0.00
Sweden	15	1.39
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**490**	**45.45**
Non EU member states in Western Europe	13	1.21
Others	520	48.24
Total	**1,078**	**100.00**

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Breakdown of non-cover assets

by risk weighting

31.12.2005

Risk weighting	in Euro m	in %
0%	208	19.29
10%	0	0.00
20%	561	52.05
100%	309	28.66
Total	**1,078**	**100.00**

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Non-cover loans - Breakdown of new lending commitments



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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	50	7.09
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	107	15.18
A / A2 / A	55	7.80
A- / A3 / A-	480	68.09
Without Rating	13	1.84
Total	**705**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	13	1.84
Total	**13**	**1.84**

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Non-cover loans - Breakdown of new lending commitments



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Non-cover loans - Breakdown of new lending commitments

by borrowers

31.12.2005

by borrowers	in Euro m	in %
National credit institutions	110	15.60
Foreign Governments and municipalities	103	14.61
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	372	52.77
Others	120	17.02
Total	**705**	**100.00**

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Non-cover loans - Breakdown of new lending commitments



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Non-cover loans - Breakdown of new lending commitments

by countries

31.12.2005

by countries	in Euro m	in %
Germany	55	7.80
EU member states without Germany		
The Netherlands	105	14.89
Belgium	15	2.13
France	70	9.93
Austria	0	0.00
Denmark	0	0.00
Great Britain	25	3.55
Ireland	0	0.00
Italy	50	7.09
Spain	157	22.28
Finland	0	0.00
Sweden	15	2.13
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**437**	**62.00**
Non EU member states in Western Europe	13	1.84
Others	200	28.36
Total	**705**	**100.00**

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Non-Cover loans – Breakdown of new lending commitments

by risk weighting

Risk weighting	in Euro m	31.12.2005 in %
0%	99	14.04
10%	0	0.00
20%	342	48.51
100%	264	37.45
Total	**705**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m

31.12.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	548.8	32.1	28.7	3.6	141.4	42.7	55.2	28.9	32.3	16.9	777.7	33.1
	West **	485.1	28.4	367.9	46.2	58.8	17.8	20.7	17.8	52.6	27.6	617.2	26.3
	East ***	15.0	0.9	14.4	1.8	0.8	0.2	0.0	0.0	0.7	0.4	16.5	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	44.5	2.6	26.0	3.3	7.9	2.4	2.1	1.8	16.0	8.4	70.5	3.0
	East ***	1.6	0.1	0.0	0.0	0.5	0.2	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	23.0	1.3	0.0	0.0	7.7	2.3	3.8	3.3	10.2	5.3	44.7	1.9
	West **	219.9	12.9	183.6	23.1	29.3	8.9	4.7	4.1	5.7	3.0	259.6	11.1
	East ***	58.8	3.4	47.0	5.9	18.3	5.5	7.1	6.1	11.9	6.2	96.1	4.1
Hotels and restaurants	Foreign countries	33.9	2.0	0.0	0.0	4.3	1.3	2.2	1.9	0.0	0.0	40.4	1.7
	West **	31.7	1.9	11.6	1.5	11.2	3.4	4.6	4.0	14.5	7.6	62.0	2.6
	East ***	23.3	1.4	0.0	0.0	6.5	2.0	2.0	1.7	15.4	8.1	47.2	2.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Mortgage loans Breakdown of mortgage portfolio by type of property, region and LTV

		LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
properties	West **	129.2	7.6	84.3	10.6	21.9	6.6	8.4	7.2	26.3	13.8	185.8	7.9
	East ****	1.3	0.1	1.2	0.2	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Warehouses and exhibition buildings	Foreign countries	31.0	1.8	0.0	0.0	10.3	3.1	2.8	2.4	4.2	2.2	48.3	2.1
	West **	60.7	3.6	31.8	4.0	11.5	3.5	2.1	1.8	0.9	0.5	75.2	3.2
	East ****	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	638.0	37.3	28.7	3.6	164.1	49.6	64.1	55.3	46.7	24.5	912.9	38.9
	West **	971.5	56.9	705.2	88.5	140.6	42.5	42.6	36.7	116.0	60.8	1,270.7	54.1
	East ****	100.0	5.8	62.6	7.9	26.3	7.9	9.3	8.0	28.0	14.7	163.6	7.0
Total		1,709.5	100.0	796.5	100.0	331.0	100.0	116.0	100.0	190.7	100.0	2,347.2	100.0

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
Owned houses	Foreign countries	0.5	0.0	0.0	0.0	0.1	0.0	0.1	0.4	0.1	0.3	0.8	0.0
	West **	2,571.0	57.9	2,160.0	61.0	75.5	36.3	2.7	11.4	1.2	3.2	2,650.4	56.3
	East ****	360.3	8.1	277.9	7.8	18.6	9.0	1.3	5.5	0.4	1.1	380.6	8.1
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	751.8	16.9	617.1	17.4	26.2	12.6	1.5	6.3	0.7	1.9	780.2	16.6
	East ****	45.3	1.0	34.6	1.0	1.6	0.8	0.1	0.5	0.1	0.3	47.1	1.0
Residential construction for letting purposes	Foreign countries	56.3	1.3	0.5	0.0	17.9	8.6	6.6	27.8	3.7	9.9	84.5	1.8
	West **	554.8	12.5	413.2	11.7	58.3	28.1	8.8	37.1	16.3	43.7	638.2	13.5
	East ****	101.1	2.3	37.2	1.1	9.6	4.6	2.6	11.0	14.8	39.7	128.1	2.7
Total residential properties	Foreign countries	57.0	1.3	0.5	0.0	18.0	8.7	6.7	28.2	3.8	10.2	85.5	1.8
	West **	3,877.6	87.3	3,190.3	90.1	160.0	77.0	13.0	54.8	18.2	48.8	4,068.8	86.4
	East ****	506.7	11.4	349.7	9.9	29.8	14.3	4.0	17.0	15.3	41.0	555.8	11.8
Total		4,441.3	100.0	3,540.5	100.0	207.8	100.0	23.7	100.0	37.3	100.0	4,710.1	100.0

Total mortgage loans / Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
Foreign countries	695.0	69.6	29.2	0.6	182.1	18.2	70.8	7.1	50.5	5.1	998.4	14.1
West **	4,849.1	90.8	3,895.5	89.8	300.6	5.6	55.6	1.0	134.2	2.6	5,339.5	75.7
East ***	606.7	84.3	412.3	9.6	56.1	7.8	13.3	1.9	43.3	6.0	719.4	10.2
Total	6,150.8	87.2	4,337.0	100.0	538.8	7.6	139.7	2.0	228.0	3.2	7,057.3	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States



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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m

31.12.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	55.2	0.0	10.1	3.5	0.0	68.8	7.6
	Belgium	1.1	1.0	0.0	0.0	0.0	1.1	0.1
	England	225.0	0.0	73.0	37.7	27.1	362.8	39.7
	France	117.5	0.1	18.3	4.2	1.6	141.6	15.5
	Canada	21.3	0.0	7.1	3.6	3.6	35.6	3.9
	The Netherlands	49.4	27.6	10.9	0.2	0.0	60.5	6.6
	Spain	61.6	0.0	20.5	6.0	0.0	88.1	9.7
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.2
Shops	Poland	23.0	0.0	7.7	3.8	10.2	44.7	4.9
Hotels and restaurants	United States	12.9	0.0	4.3	2.2	0.0	19.4	2.1
	France	19.0	0.0	0.0	0.0	0.0	19.0	2.1
	Spain	2.0	0.0	0.0	0.0	0.0	2.0	0.2
Warehouse and exhibition buildings	France	31.0	0.0	10.3	2.8	4.2	48.3	5.3
Total commercial properties	United States	68.1	0.0	14.4	5.7	0.0	88.2	9.7
	Belgium	1.1	1.0	0.0	0.0	0.0	1.1	0.1
	England	225.0	0.0	73.0	37.7	27.1	362.8	39.7
	France	167.5	0.1	28.6	7.0	5.8	208.9	22.9
	Canada	21.3	0.0	7.1	3.6	3.6	35.6	3.9

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
The Netherlands	50.7	27.6	11.3	0.3	0.0	62.3	6.8
Poland	40.7	0.0	9.2	3.8	10.2	63.9	7.0
Spain	63.6	0.0	20.5	6.0	0.0	90.1	9.9
Total	**638.0**	**28.7**	**164.1**	**64.1**	**46.7**	**912.9**	**100.0**

Residential Properties in Euro m   31.12.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.2
owned houses	France	0.5	0.0	0.1	0.1	0.1	0.8	0.9
Residential construction for letting purposes	United States	35.3	0.0	11.0	3.2	1.9	51.4	60.1
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.6
	France	20.5	0.0	6.9	3.4	1.8	32.6	38.2
Total residential properties	United States	34.0	0.0	10.7	3.2	2.5	50.4	60.1
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.7
	France	20.7	0.0	6.8	3.4	2.0	32.9	39.2
Total		**57.0**	**0.5**	**18.0**	**6.7**	**3.8**	**85.5**	**100.0**

Total in Euro m   31.12.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	103.4	0.0	25.4	8.9	1.9	139.6	14.0
	Belgium	1.6	1.5	0.0	0.0	0.0	1.6	0.2
	England	225.0	0.0	73.0	37.3	27.1	362.8	36.3
	France	188.7	0.1	35.6	10.5	7.7	242.5	24.3
	Canada	21.3	0.0	7.1	3.6	3.6	35.6	3.6
	The Netherlands	50.7	27.6	11.3	0.3	0.0	62.3	6.2
	Poland	40.7	0.0	9.2	3.8	10.2	63.9	6.4
	Spain	63.6	0.0	20.5	6.0	0.0	90.1	9.0

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

| Total | 695.0 | 29.2 | 182.1 | 70.8 | 50.5 | 998.4 | 100.0 |

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.12.2005	4,746.76	4,243.87	502.89	11.85	342.60	8.25	681.46	15.71
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95

Mortgage loans - Cover pool at market value Development / Stress scenario

31.07.2004	3,415.73	3,147.42	8.52	268.31	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	9.72	305.50	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	12.38	385.65	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	7.57	227.74	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	9.70	277.06	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	7.61	214.78	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	6.18	170.91	65.08	2.44	302.33	10.55

Mortgage loans Breakdown of cover pool Surplus cover



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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage Pfandbriefe outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4.5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02

Mortgage loans Breakdown of cover pool Surplus cover

31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans Breakdown of non-cover assets Loans with a LTV > 60%



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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/12/2005	12.98
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12

Mortgage loans Breakdown of non-cover assets Loans with a LTV > 60%

31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

31.12.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
Office and administrative buildings	Foreign countries	204.4	31.3	0.0	0.0	66.4	42.6	40.7	60.9	47.3	61.6	358.8	37.6
	West **	120.0	18.4	0.0	0.0	23.5	15.1	8.6	12.9	3.1	4.0	155.2	16.3
	East ****	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ****	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	7.6	1.2	0.0	0.0	0.7	0.4	0.4	0.6	0.0	0.0	8.7	0.9
	East ****	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	92.0	14.1	0.0	0.0	8.4	5.4	4.2	6.3	12.1	15.7	116.7	12.2
	West **	93.3	14.3	3.6	20.0	21.9	14.0	2.9	4.3	8.1	10.5	126.2	13.2
	East ****	24.7	3.8	4.5	25.0	3.2	2.1	0.8	1.2	1.5	2.0	30.2	3.2
Hotels and restaurants	Foreign countries	2.7	0.4	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.0	2.9	0.3
	West **	20.0	3.1	0.1	0.6	5.0	3.2	0.0	0.0	0.0	0.0	25.0	2.6
	East ****	7.1	1.1	0.0	0.0	2.4	1.5	1.2	1.8	4.7	6.1	15.4	1.6
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

properties	West **	18.7	2.9	0.0	0.0	6.2	4.0	2.7	4.0	0.0	0.0	27.6	2.9
	East ***	31.2	4.8	0.0	0.0	10.4	6.7	4.9	7.3	0.0	0.0	46.5	4.9
Warehouses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	31.8	4.9	9.8	54.4	7.6	4.9	0.4	0.6	0.0	0.0	39.8	4.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial countries	Foreign countries	299.1	45.8	0.0	0.0	75.0	48.1	44.9	67.2	59.4	77.2	478.4	50.1
properties	West **	291.5	44.6	13.5	75.0	64.9	41.6	15.0	22.5	11.2	14.6	382.6	40.2
	East ***	63.0	9.6	4.5	25.0	16.0	10.3	6.9	10.3	6.2	8.2	92.1	9.7
	Total	**653.6**	**100.0**	**18.0**	**100.0**	**155.9**	**100.0**	**66.8**	**100.0**	**76.8**	**100.0**	**953.1**	**100.0**

Residential Properties in Euro m

Purpose of property	Country☆	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.5	0.1	0.0	0.0	0.1	0.3	0.1	0.9	0.1	0.7	0.8	0.1
	West **	626.8	82.8	1.8	31.0	11.9	33.8	0.7	6.6	0.8	5.6	640.2	78.3
	East ***	19.7	2.6	0.2	3.4	1.7	4.8	0.1	0.9	0.0	0.0	21.5	2.6
Owned flats	Foreign countries	2.2	0.3	0.0	0.0	0.6	1.7	0.0	0.0	0.0	0.0	2.8	0.3
	West **	53.8	7.1	1.0	17.2	4.3	12.2	0.2	1.9	0.0	0.0	58.3	7.1
	East ***	0.9	0.1	0.1	1.7	0.1	0.3	0.0	0.0	0.0	0.0	1.0	0.1
Residential construction for letting purposes	Foreign countries	30.3	4.0	0.0	0.0	12.5	35.5	8.4	79.2	8.7	61.3	59.9	7.3
	West **	17.8	2.4	2.5	43.1	3.5	9.9	1.1	10.4	4.6	32.4	27.0	3.3
	East ***	5.2	0.7	0.2	3.4	0.5	1.4	0.0	0.0	0.0	0.0	5.7	0.7
Total residential properties	Foreign countries	33.0	4.5	0.0	0.0	13.2	37.5	8.5	80.2	8.8	62.0	63.5	7.8
	West **	698.4	92.1	5.3	91.4	19.7	56.0	2.0	18.9	5.4	38.0	725.5	88.7
	East ***	25.8	3.4	0.5	8.6	2.3	6.5	0.1	0.9	0.0	0.0	28.2	3.5
	Total	**757.2**	**100.0**	**5.8**	**100.0**	**35.2**	**100.0**	**10.6**	**100.0**	**14.2**	**100.0**	**817.2**	**100.0**

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
	Foreign countries	332.1	61.3	0.0	0.0	88.2	16.3	53.4	9.9	68.2	12.6	541.9	30.6
	West **	989.9	89.3	18.8	79.0	84.6	7.6	17.0	1.5	16.6	1.5	1,108.1	62.6
	East ***	88.8	73.8	5.0	21.0	18.3	15.2	7.0	5.8	6.2	5.2	120.3	6.8
	Total	**1,410.8**	**79.7**	**23.8**	**100.0**	**191.1**	**10.8**	**77.4**	**4.4**	**91.0**	**5.1**	**1,770.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m

31.12.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	England	94.4	0.0	38.8	30.2	34.8	198.2	41.4
	France	49.5	0.0	14.4	6.1	11.6	81.6	17.1
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	4.0
	United States	42.8	0.0	11.7	4.4	0.9	59.8	12.5
Shops	Poland	25.3	0.0	8.4	4.2	12.1	50.0	10.5
	Spain	66.7	0.0	0.0	0.0	0.0	66.7	13.9
Hotels and restaurants	Spain	2.0	0.0	0.0	0.0	0.0	2.0	0.4
	United States	0.7	0.0	0.2	0.0	0.0	0.9	0.2
Total commercial properties	England	94.4	0.0	38.8	30.2	34.8	198.2	41.4
	France	49.5	0.0	14.4	6.1	11.6	81.6	17.1
	Poland	43.0	0.0	9.9	4.2	12.1	69.2	14.5
	United States	43.5	0.0	11.9	4.4	0.9	60.7	12.7
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	14.3
Total		**299.1**	**0.0**	**75.0**	**44.9**	**59.4**	**478.4**	**100.0**

Residential Properties in Euro m

31.12.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %

Mortgage loans Breakdown of new lending commitments Foreign loans by type of property, country and LTV

		LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	2.2	0.0	0.6	0.0	0.0	2.8	4.4
owned houses	France	0.5	0.0	0.1	0.1	0.1	0.8	1.3
Residential construction for letting purposes	France	5.6	0.0	1.9	0.9	0.7	9.1	14.3
	United States	24.7	0.0	10.6	7.5	8.0	50.8	80.0
Total residential properties	France	8.3	0.0	2.6	1.0	0.8	12.7	20.0
	United States	24.7	0.0	10.6	7.5	8.0	50.8	80.0
Total		**33.0**	**0.0**	**13.2**	**8.5**	**8.8**	**63.5**	**100.0**

Total in Euro m

31.12.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	England	94.4	0.0	38.8	30.2	34.8	198.2	36.6
	France	57.8	0.0	17.0	7.1	12.4	94.3	17.4
	Poland	43.0	0.0	9.9	4.2	12.1	69.2	12.8
	United States	68.2	0.0	22.5	11.9	8.9	111.5	20.5
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	12.7
	Total	**332.1**	**0.0**	**88.2**	**53.4**	**68.2**	**541.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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vdp-Pfandbrief Curve

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December 2005
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Economist Dirk Chlench
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**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
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**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
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Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to
receive full repayment – a clear proof of the *Pfandbrief's* high level of
safety. This is just one reason why *Pfandbriefe* account for as much as
26.2% of all fixed income securities in Germany and have also become
more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to
the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos
and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association
of German Pfandbrief Banks (vdp) agreed upon an amendment of the
minimum standards for issuing Jumbo *Pfandbriefe*. The new standards
envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*,
instead of previously €500m. Further, the issuer must increase the issue
size to at least €1bn within 180 calendar days. Moreover, buybacks of
Jumbo *Pfandbriefe* have been included in the minimum standards and
subjected to strict transparency requirements. This requirement
safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market
segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe*
enter into force with immediate effect, the Federal Cartel Office
(Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance
of Jumbo *Pfandbriefe* is available on the website of the Association of
German Pfandbrief Banks.

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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Research	**Trading Support**	**Secretarial Support**
▷ Dirk Chlench	▷ Martin Hofbauer	▷ Elke Joachimiak
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Jumbos / Globals and their Increases
Amounts in EUR m Status: 17.11.2005

Security no	Increases		Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings	
	by	on						S&P/ Moody's	Fitch
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aaa	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aaa	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aaa	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308	750	04/05	2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ			1,500	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0AJ			2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA



Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004

HBE0DE	1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa AAA
257 461	5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa AAA
HBE 0EK	1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson,
6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale,
10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch,
14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank,
19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24
=Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited
Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets
Division

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vdp-Pfandbrief Curve

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Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp's public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more (PDF)**

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum.**

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

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ESSEN HYP

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» Commercial Paper Program

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Finance

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Search: [   ] go
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vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters »** more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

* Fixed-Rate Notes or
* Floating Rate Notes or
* Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Our Treasury Department

Jumbos/Globals

Debt Issuance Program

Commercial Paper Program

» Bloomberg & Reuters
Information

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Finance

Company

Info Pool

Contact

Search: [   ] go

 www.essenhyp.de

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005

» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.

» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more (PDF)**

Economic and Interest Rate Outlook G3
» **more**

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**





ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Our Treasury Department

Jumbos/Globals

Debt Issuance Program

Commercial Paper Program

Bloomberg & Reuters Information

» Securities Prospectus

Financial Reports

International Real Estate

Finance

Company

Info Pool

Contact

Bonds & Notes

Securities Prospectus

Persons into whose possession the Debt Issuance Programme Prospectus of Hypothekenbank in Essen Aktiengesellschaft, as amended or supplemented (the "Prospectus"), or any final terms (the "Final Terms") of the offer of notes issued by Hypothekenbank in Essen Aktiengesellschaft under its Euro 20,000,000,000 Debt Issuance Programme (the "Notes") comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus and any Final Terms and on the offering, sale and delivery of Notes in the relevant jurisdictions, all as stated in the Prospectus. Persons interested in purchasing any Notes are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes before purchasing any of them.

[Accept]

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer



vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe – Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Our Treasury Department

Jumbos/Globals

Debt Issuance Program

Commercial Paper Program

Bloomberg & Reuters
Information

» Securities Prospectus

Financial Reports

International Real Estate

Finance

Company

Info Pool

Contact

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Bonds & Notes

Securities Prospectus

» Final Terms: Series No: HBE0FS, Issue Date: January 10, 2006 (PDF)
» Final Terms: Series No: HBE0FM, Issue Date: January 10, 2006 (PDF)
» Final Terms: Series No: HBE0FR, Issue Date: January 6, 2006 (PDF)

» Debt Issuance Programme Prospectus as of October 31, 2005 (PDF)
» Final Terms: Series No: HBE0E5, Issue Date: November 09, 2005 (PDF)
» Final Terms: Series No: HBE0E4, Issue Date: November 18, 2005 (PDF)
» Final Terms: Series No: HBE0E7, Issue Date: November 22, 2005 (PDF)
» Final Terms: Series No: HBE0FA, Issue Date: November 24, 2005 (PDF)
» Final Terms: Series No: HBE0E8, Issue Date: November 30, 2005 (PDF)
» Final Terms: Series No: HBE0FD, Issue Date: December 07, 2005 (PDF)
» Final Terms: Series No: HBE0FC, Issue Date: December 08, 2005 (PDF)
» Final Terms: Series No: HBE0FJ, Issue Date: December 22, 2005 (PDF)
» Final Terms: Series No: HBE0FK, Issue Date: December 23, 2005 (PDF)
» Final Terms: Series No: HBE0FG, Issue Date: December 23, 2005 (PDF)

Search: [   ] go

» www.essenhyp.de

vdp-Pfandbrief Curve

Credit Research

Last update
November 2005

» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).


January 9, 2006
9. Januar 2006



Final Terms
Endgültige Bedingungen

EUR 200,000,000 Fixed Rate Notes
issued pursuant to the

EUR 200.000.000 Schuldverschreibungen mit fester Verzinsung
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.995 per cent.
Ausgabepreis: 99,995%

Issue Date: January 10, 2006
Valutierungstag: 10. Januar 2006

Series No: HBE0FS
Serien Nr.: HBE0FS


These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
   Nicht-konsolidierte Bedingungen

❑ Integrated
   Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

❑ German only
   ausschließlich Deutsch

❑ English only
   ausschließlich Englisch

❑ English and German (English controlling)
   Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
   Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency	Euro („EUR")
Festgelegte Währung	*Euro („EUR")*
Aggregate Principal Amount	EUR 200,000,000
Gesamtnennbetrag	*EUR 200.000.000*
Specified Denomination(s)	EUR 1,000
Festgelegte Stückelung/Stückelungen	*EUR 1,000*
Number of Notes to be issued in each Specified Denomination	200,000
Anzahl der in jeder festgelegten Stückelung auszugebenden	*200.000*
Schuldverschreibungen	

Form
Form

☒ **Notes**
   Schuldverschreibungen

❑ **Pfandbriefe**

    ❑ Mortgage Pfandbriefe
       Hypothekenpfandbriefe

    ❑ Public-Sector Pfandbriefe
       Öffentliche Pfandbriefe

❑ **TEFRA C**
   TEFRA C

    ❑ Permanent Global Note
       Dauerglobalurkunde

    ❑ Temporary Global Note exchangeable for:
       Vorläufige Globalurkunde austauschbar gegen:

       ❑ Definitive Notes
          Einzelurkunden

❑ **TEFRA D**
   TEFRA D

    Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    ❑ Permanent Global Note
       Dauerglobalurkunde

    ❑ Definitive Notes
       Einzelurkunden

☒ **Neither TEFRA D nor TEFRA C**
   Weder TEFRA D noch TEFRA C

    ☒ Permanent Global Note
       Dauerglobalurkunde

    ❑ Temporary Global Note exchangeable for:
       Vorläufige Globalurkunde austauschbar gegen:

❑   Definitive Notes
       Einzelurkunden

Definitive Notes   **No**
Einzelurkunden   *Nein*

❑   Coupons
       Zinsscheine

❑   Talons
       Talons

❑   Receipts
       Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒   Clearstream Banking AG
       Neue Börsenstraße 1
       D-60487 Frankfurt am Main

❑   Euroclear Bank S.A./N.V. (Euroclear Operator)
       1 Boulevard du Roi Albert II
       B-1210 Brussels

❑   Clearstream Banking, société anonyme
       42 Avenue JF Kennedy
       L-1855 Luxembourg

❑   Other – (specify)
       sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒   Unsubordinated
       Nicht-nachrangig

❑   Subordinated
       Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒   **Fixed Rate Notes**
       Festverzinsliche Schuldverschreibungen
       Rate of Interest and Interest Payment Dates
       Zinssatz und Zinszahlungstage

       Interest Commencement Date   January 10, 2006
       Verzinsungsbeginn   *10. Januar 2006*

       Rate of Interest   2.66 per cent. per annum
       Zinssatz   *2,66% per annum*

       fixed Interest Payment Date(s)   July 10, 2006
       feste(r) Zinszahlungstag(e)   *10. Juli 2006*

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)   EUR 13,37
Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede   *EUR 13,37*
festgelegte Stückelung)

❑   **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)
Business Day Convention
Geschäftstagskonvention

☒   Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

❑   FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

❑   Following Business Day Convention
Folgender Geschäftstag-Konvention

❑   Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

❑   Screen Rate Determination
Bildschirmfeststellung

❑ EURIBOR (Brussels time/TARGET Business
Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET
Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

❑ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner
Geschäftstag/Londoner Interbanken-Markt)*

Screen page
Bildschirmseite

❑ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination
ISDA-Feststellung

❑ Other Method of Determination (insert details (including
Margin, Interest Determination Date, Reference Banks,
fall-back provisions))
*Andere Methoden der Bestimmung (Einzelheiten
angeben (einschließlich Zinsfestlegungstag, Marge,
Referenzbanken, Ausweichbestimmungen))*

Margin
Marge

❑ plus
plus

❑ minus
minus

Interest Determination Date
Zinsfestlegungstag

❑ second Business Day prior to commencement of Interest
Period
*zweiter Geschäftstag vor Beginn der jeweiligen
Zinsperiode*

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❏   Minimum Rate of Interest
        Mindestzinssatz

❏   Maximum Rate of Interest
        Höchstzinssatz

❏   **Zero Coupon Notes**
        Nullkupon-Schuldverschreibungen

        Accrual of Interest
        Auflaufende Zinsen

        Amortisation Yield
        Emissionsrendite

❏   **Dual Currency Notes**
        Doppelwährungs-Schuldverschreibungen
        (set forth details in full here (including exchange rate(s)
        or basis for calculating exchange rate(s) to determine
        interest/fall-back provisions))
        (Einzelheiten einfügen (einschließlich Wechselkurs(e)
        oder Grundlage für die Berechnung des/der
        Wechselkurs(e) zur Bestimmung von
        Zinsbeträgen/Ausweichbestimmungen))

❏   **Instalment Notes**
        Raten-Schuldverschreibungen
        (set forth details in full here)
        (Einzelheiten einfügen)

❏   **Index-linked Notes**
        Indexierte Schuldverschreibungen
        (set forth details in full here (including index/formula,
        basis for calculating interest, a description of any market
        disruption or settlement disruption events and
        adjustment rules with relation to events concerning the
        underlying))
        (Einzelheiten einfügen (einschließlich des Index/der
        Formel, der Grundlagen für die Berechnung der
        Zinsbeträge sowie Beschreibung etwaiger Störungen
        des Markets oder bei der Abrechnung, die den
        Basiswert beeinflussen und Korrekturvorschriften in
        Bezug auf Vorfälle, die den Basiswert beeinflussen))

❏   **Credit-linked Notes**
        Credit-linked Notes
        (set forth details in full here (including basis for
        calculating interest and fall back provisions))
        (Einzelheiten einfügen (einschließlich der Grundlagen
        für die Berechnung der Zinsbeträge sowie
        Ausweichbestimmungen))

❏ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back
provisions, if applicable and the relevant reference date
is not available))
(Einzelheiten einfügen (einschließlich
Ausweichbestimmungen, wenn anwendbar und der
maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

❏ Actual/Actual (ICMA)

❏ Actual/Actual (ISDA) (Actual/365)

❏ Actual/365 (Fixed)

☒ Actual/360

❏ 30/360 or 360/360 (Bond Basis)

❏ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all)   TARGET
Relevante(s) Finanzzentren(um) (alle angeben)   *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

❏ **Notes other than Instalment, Dual Currency, Index-
linked, Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-,
Doppelwährungs-, Indexierte-, Credit linked- oder
Strukturierte-Schuldverschreibungen*

☒ Maturity Date   July 10, 2006
Fälligkeitstag   *10. July 2006*

❏ Redemption Month
Rückzahlungsmonat

❏ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

❏ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

❑ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons   **No**
Option zur vorzeitigen Rückzahlung aus steuelichen   *Nein*
Gründen

Early Redemption at the Option of the Issuer   **No**
Vorzeitige Rückzahlung nach Wahl der Emittentin   *Nein*

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder   **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers   *Nein*

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent   Hypothekenbank in Essen AG
  Emissionsstelle   *Hypothekenbank in Essen AG*

☒ Additional Paying Agent(s)/specified office(s)   Hypothekenbank in Essen AG
  Zahlstelle(n)/bezeichnete Geschäftsstelle(n)   *Hypothekenbank in Essen AG*

☒ Calculation Agent
  Berechnungsstelle

  ❑ Yes
    Ja
  ☒ No
    Nein
  ❑ Required location (specify)
    Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

❑   London (Financial Times)
London (Financial Times)

❑   Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒   Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

❑   Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law   **German Law**
Anwendbares Recht   ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved   none
in the issue/offer
Interessen von Seiten natürlicher und juristischer   *keine*
Personen, die an der Emission/dem Angebot beteiligt sind

Securities Identification Numbers
Wertpapier-Kenn-Nummern

❑ Common Code
   Common Code

☒ ISIN Code   DE000HBE0FS5
   ISIN Code   *DE000HBE0FS5*

☒ German Securities Code   HBE0FS
   Wertpapier-Kenn-Nummer (WKN)   *HBE0FS*

❑ Any other securities number
   Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite

   Yield   2.66 per cent.
   Rendite   *2,66%*

   Method of calculating the yield
   Berechnungsmethode der Rendite

   ☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into
     account accrued interest on a daily basis
     ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen
     unter Berücksichtigung der täglichen Stückzinsen

   ❑ Other methods (specify)
     Andere Methoden (angeben)

Selling Restrictions
Verkaufsbeschränkungen

❑ The Selling Restrictions set out in the Prospectus shall apply.
   Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

❑ TEFRA C
   TEFRA C

❑ TEFRA D
   TEFRA D

☒ Neither TEFRA C nor TEFRA D
   Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)
   Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from
the Notes withheld at source in respect of
countries where the offer is being made or
admission to trading is being sought.   none
Informationen über die an der Quelle einbehaltene
Steuer auf Schuldverschreibungen hinsichtlich der
Länder in denen das Angebot unterbreitet oder die
Zulassung zum Handel beantragt wird.   *keine*

Restrictions on the free transferability of the Notes   none
Beschränkungen der freien Übertragbarkeit der Wertpapiere   *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing   none
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung *keine*

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒   Non-syndicated
       Nicht syndiziert

❑   Syndicated
       Syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums
einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)   Dealer: Bayerische Hypo- und
                                                                      Vereinsbank AG

Plazeur / Bankenkonsortiumr (Name und Adresse angeben)   *Dealer: Bayerische Hypo- und*
                                                                      Vereinsbank AG

☒   firm commitment
       feste Zusage

❑   no firm commitment/best efforts arrangements
       keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager   None
Kursstabilisierender Dealer/Manager   *Keiner*

Subscription Agreement
Übernahmevertrag

- Date of subscription agreement
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s)   Yes
Börsenzulassung(en)   *Ja*

❑ Luxembourg
   Luxemburg

   ❑ Regulated Market "*Bourse de Luxembourg*"

   ❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)
   sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading   [   ]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
   Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details)
   Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
   Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from January 10, 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 10. Januar 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

_____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

06 January 2006
06. Januar 2006

Final Terms
Endgültige Bedingungen

EUR 150,000,000
2,65 per cent. Bearer Notes of 2006 due 10 July 2006
issued pursuant to the

EUR 150.000.000
2.65 % Inhaber-Schuldverschreibungen von 2006 fällig 10. Juli 2006
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99,978 per cent.
Ausgabepreis: 99,978 %

Issue Date: 10 January 2006
Valutierungstag:10. Januar 2006

Series No: HBE0FM
Serien Nr.: HBE0FM

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "Prospectus") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein)unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „Prospekt") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency	Euro („EUR")
Festgelegte Währung	*Euro („EUR")*
Aggregate Principal Amount	EUR 150,000,000
Gesamtnennbetrag	*EUR 150.000.000*
Specified Denomination(s)	EUR 50,000
Festgelegte Stückelung/Stückelungen	EUR 50.000
Number of Notes to be issued in each Specified Denomination	3,000
Anzahl der in jeder festgelegten Stückelung auszugebenden	*3.000*
Schuldverschreibungen	

Form
Form

☒ **Notes**
  Schuldverschreibungen

❑ **Pfandbriefe**

  ❑ Mortgage Pfandbriefe
    Hypothekenpfandbriefe

  ❑ Public-Sector Pfandbriefe
    Öffentliche Pfandbriefe

☒ **TEFRA C**
  TEFRA C

  ☒ Permanent Global Note
    Dauerglobalurkunde

  ❑ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

    ❑ Definitive Notes
      Einzelurkunden

❑ **TEFRA D**
  TEFRA D

  Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  ❑ Permanent Global Note
    Dauerglobalurkunde

  ❑ Definitive Notes
    Einzelurkunden

❑ **Neither TEFRA D nor TEFRA C**
  Weder TEFRA D noch TEFRA C

  ❑ Permanent Global Note
    Dauerglobalurkunde

  ❑ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

□   Definitive Notes
Einzelurkunden

Definitive Notes   **[Yes/No]**
Einzelurkunden   *[Ja/Nein]*

□   Coupons
       Zinsscheine

□   Talons
       Talons

□   Receipts
       Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒   Clearstream Banking AG
      Neue Börsenstraße 1
      D-60487 Frankfurt am Main

□   Euroclear Bank S.A./N.V. (Euroclear Operator)
       1 Boulevard du Roi Albert II
       B-1210 Brussels

□   Clearstream Banking, société anonyme
       42 Avenue JF Kennedy
       L-1855 Luxembourg

□   Other – (specify)   [ ]
       sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒   Unsubordinated
      Nicht-nachrangig

□   Subordinated
       Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒   **Fixed Rate Notes**
      Festverzinsliche Schuldverschreibungen
      Rate of Interest and Interest Payment Dates
      Zinssatz und Zinszahlungstage

      Interest Commencement Date   10 January 2006
      Verzinsungsbeginn   *10. Januar 2006*

      Rate of Interest   2,65 per cent. per annum
      Zinssatz   *2.65 % per annum*

      fixed Interest Payment Date(s)   10 July in each year
      feste(r) Zinszahlungstag(e)   *10. Juli in jedem Jahr*

First Interest Payment Date *Erster Zinszahlungstag*	10 July 2006 *10. Juli 2006*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	EUR 666,18 per EUR 50,000 Nominal amount *EUR 666,18 je EUR 50.000 Nennbetrag*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	Not applicable *Nicht zutreffend*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht zutreffend*

❏ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	[ ]
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	[ ] [weeks/months/other – specify] *[ ] [Wochen/Monate/andere – angeben]*

Business Day Convention
Geschäftstagskonvention

❏   Modified Following Business Day Convention
      Modifizierte folgender Geschäftstag-Konvention

❏ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[ ] [months/other specify] *[ ] [Monate/andere angeben]*

❏   Following Business Day Convention
      Folgender Geschäftstag-Konvention

❏   Preceding Business Day Convention
      Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	[ ]

Rate of Interest
Zinssatz

❏ Screen Rate Determination
   Bildschirmfeststellung

   ❏ EURIBOR (Brussels time/TARGET Business
   Day/Interbank Market in the euro-zone)
   *EURIBOR (Brüsseler Ortszeit/TARGET
   Geschäftstag/Interbanken-Markt in der Euro-Zone)*

Screen page   [ ]
Bildschirmseite

❑ LIBOR (London time/London Business Day London
Interbank Market)
*LIBOR (Londoner Ortszeit/Londoner
Geschäftstag/Londoner Interbanken-Markt)*

Screen page   [ ]
Bildschirmseite

❑ Other (specify)   [ ]
Sonstige (angeben)

Screen page   [ ]
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑   ISDA Determination   [specify details]
     ISDA-Feststellung   *[Details einfügen]*

❑   Other Method of Determination (insert details (including   [ ]
     Margin, Interest Determination Date, Reference Banks,
     fall-back provisions))
     *Andere Methoden der Bestimmung (Einzelheiten
     angeben (einschließlich Zinsfestlegungstag, Marge,
     Referenzbanken, Ausweichbestimmungen))*

Margin   [ ] per cent. per annum
Marge   *[ ] % per annum*

❑   plus
     plus

❑   minus
     minus

Interest Determination Date
Zinsfestlegungstag

❑   second Business Day prior to commencement of Interest
     Period
     *zweiter Geschäftstag vor Beginn der jeweiligen
     Zinsperiode*

❑   first day of each Interest Period
     erster Tag der jeweiligen Zinsperiode

❑   other (specify)   [ ]
     sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐   Minimum Rate of Interest   [ ] per cent. per annum
         Mindestzinssatz   *[ ] % per annum*

☐   Maximum Rate of Interest   [ ] per cent. per annum
         Höchstzinssatz   *[ ] % per annum*

☐   **Zero Coupon Notes**
         Nullkupon-Schuldverschreibungen

         Accrual of Interest
         Auflaufende Zinsen

         Amortisation Yield   [ ]
         Emissionsrendite

☐   **Dual Currency Notes**   [ ]
         Doppelwährungs-Schuldverschreibungen
         (set forth details in full here (including exchange rate(s)
         or basis for calculating exchange rate(s) to determine
         interest/fall-back provisions))
         (Einzelheiten einfügen (einschließlich Wechselkurs(e)
         oder Grundlage für die Berechnung des/der
         Wechselkurs(e) zur Bestimmung von
         Zinsbeträgen/Ausweichbestimmungen))

☐   **Instalment Notes**   [ ]
         Raten-Schuldverschreibungen
         (set forth details in full here)
         (Einzelheiten einfügen)

☐   **Index-linked Notes**   [ ]
         Indexierte Schuldverschreibungen
         (set forth details in full here (including index/formula,
         basis for calculating interest, a description of any market
         disruption or settlement disruption events and
         adjustment rules with relation to events concerning the
         underlying))
         (Einzelheiten einfügen (einschließlich des Index/der
         Formel, der Grundlagen für die Berechnung der
         Zinsbeträge sowie Beschreibung etwaiger Störungen
         des Markets oder bei der Abrechnung, die den
         Basiswert beeinflussen und Korrekturvorschriften in
         Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐   **Credit-linked Notes**   [ ]
         Credit-linked Notes
         (set forth details in full here (including basis for
         calculating interest and fall back provisions))
         (Einzelheiten einfügen (einschließlich der Grundlagen
         für die Berechnung der Zinsbeträge sowie
         Ausweichbestimmungen))

❏ **other structured Notes**
    andere strukturierte Schuldverschreibungen
    (set forth details in full here (including fall back
    provisions, if applicable and the relevant reference date
    is not available))
    (Einzelheiten einfügen (einschließlich
    Ausweichbestimmungen, wenn anwendbar und der
    maßgebliche Referenzsatz nicht verfügbar ist))

    [ ]

Day Count Fraction
Zinstagequotient

❏   Actual/Actual (ICMA)

❏   Actual/Actual (ISDA) (Actual/365)

❏   Actual/365 (Fixed)

☒   Actual/360

❏   30/360 or 360/360 (Bond Basis)

❏   30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

    Relevant Financial Centre(s) (specify all)   TARGET
    Relevante(s) Finanzzentren(um) (alle angeben)   *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒   **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
    Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒   Maturity Date   10 July 2006
    Fälligkeitstag   *10. Juli 2006*

❏   Redemption Month   [ ]
    Rückzahlungsmonat

☒   Final Redemption Amount
    Rückzahlungsbetrag

☒   Principal amount
    Nennbetrag

☒   Final Redemption Amount (per specified denomination)   EUR 50,000
    Rückzahlungsbetrag (für jede festgelegte Stückelung)   *EUR 50.000*

□ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)   [ ]
Ratenzahlungstermin (e)

Instalment Amount(s)   [ ]
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons   **Yes**
Option zur vorzeitigen Rückzahlung aus steuelichen   *Ja*
Gründen

Early Redemption at the Option of the Issuer   **No**
Vorzeitige Rückzahlung nach Wahl der Emittentin   *Nein*

Minimum Redemption Amount   [ ]
Mindestrückzahlungsbetrag

Higher Redemption Amount   [ ]
Höherer Rückzahlungsbetrag

Call Redemption Date(s)   [ ]
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)   [ ]
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders   [ ]
Mindestkündigungsfrist

Maximum Notice to Holders   [ ]
Höchstkündigungsfrist

Early Redemption at the Option of a Holder   **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers   *Nein*

Put Redemption Date(s)   [ ]
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)   [ ]
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer   [ ] days
Mindestkündigungsfrist   *[ ]Tage*

Maximum Notice to Issuer (never more than 60 days)   [ ] days
Höchstkündigungsfrist (nie mehr als 60 Tage)   *[ ]Tage*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price   [ ]
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑   **Dual Currency Notes**   [ ]
            Doppelwährungs-Schuldverschreibungen
            (set forth details in full here (including exchange rate(s)
            or basis for calculating exchange rate(s) to determine
            principal/fall-back provisions))
            (Einzelheiten einfügen (einschließlich Wechselkurs(e)
            oder Grundlage für die Berechnung des/der
            Wechselkurs(e) zur Bestimmung von
            Kapitalbeträgen/Ausweichbestimmungen))

❑   **Index-linked Notes**   [ ]
            Indexierte Schuldverschreibungen
            (set forth details in full here)
            (Einzelheiten einfügen)

❑   **Credit-linked Notes**   [ ]
            Credit-linked Schuldverschreibungen
            (set forth details in full here)
            (Einzelheiten einfügen)

❑   **other structured Notes**   [ ]
            andere strukturierte Schuldverschreibungen
            (set forth details in full here)
            (Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒   Fiscal Agent   Hypothekenbank in Essen AG
            Emissionsstelle

☒   Additional Paying Agent(s)/specified office(s)   Hypothekenbank in Essen AG
            Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

❑   Calculation Agent
            Berechnungsstelle

         ❑   Yes
                  Ja
         ☒   No
                  Nein
         ❑   Required location (specify)
                  Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐   London (Financial Times)
London (Financial Times)

☐   Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒   Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐   Other (specify)   [ ]
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

    Stock Exchange   [ ]
    Börse

    Internet Address   [ ]
    Internetadresse

Governing Law   **German Law**
Anwendbares Recht   ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE

Language of Conditions
Sprache der Bedingungen

☐   German only
    ausschließlich Deutsch

☐   English only
    ausschließlich Englisch

☐   English and German (English controlling)
    Englisch und Deutsch (englischer Text maßgeblich)

☐   German and English (German controlling)
    Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount   [ ]
Gesammtnennbetrag

Date of general meeting   [ ]
Datum der Hauptversammlung

Number of Participation Certificates   [ ]
Anzahl der Stücke

Principal amount   [ ]
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐   Fixed Rate Participation Certificates

festverzinsliche Genußscheine

Rate of interest   [ ]
Zinssatz

Interest Commencement Date   [ ]
Verzinsungsbeginn

❏   Floating Rate Participation Certificates
    variabel verzinsliche Genußscheine

Interest Commencement Date   [ ]
Verzinsungsbeginn

Reference Dates   [ ]
Referenztermine

Margin
Marge

Euribor Rate
    [three/six/nine/twelve month]
Euribor-Satz
    [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)   [ ]
Ausschüttungstag(e)

First Distribution Date   [ ]
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term   end of fiscal year [ ]
Laufzeitende   *Ende Geschäftsjahr [ ]*

Repayment Date   [ ]
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

❏   Distribution rate
        Ausschüttungszinssatz

❏   Other (specify)   [ ]
        Sonstige (angeben)

Termination
Kündigung

Call Date   [ ]
Ankündigungstermin

Date of Termination   [ ]

Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

❑   [Global] Mortgage Pfandbriefe
   [Global] Hypothekenpfandbriefe

❑   [Global] Public-Sector Pfandbriefe
   [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount   [ ]
Gesammtnennbetrag

Number of Notes   [ ]
Anzahl der Stücke

Currency
Währung

❑   EUR

❑   USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest   [ ]
Zinssatz

Interest Commencement Date   [ ]
Verzinsungsbeginn

First Interest Payment Date   [ ]
Erster Festzinstermin

Fixed Interest Payment Date(s)   [ ]
Festzinstermin(e)

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date   [ ]
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all)   [ ]
Relevante(s) Finanzzentren(um) (alle angeben)   [ ]

Paying Agent
Zahlstelle

❑   BNP Paribas Securities Services Luxembourg Branch

❑   Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

[Reasons for the offer	[specify details]
Gründe für das Angebot	*[Einzelheiten einfügen]*

Estimated net proceeds	EUR 149.967,000
Geschätzter Nettobetrag der Erträge	*EUR 149.967.000*

Estimated total expenses of the issue	[ ]
Geschätzte Gesamtkosten der Emission	

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	024028984
Common Code	

☒ ISIN Code	DE000HBE0FM8
ISIN Code	

☒ German Securities Code	HBE0FM
Wertpapier-Kenn-Nummer (WKN)	

❑ Any other securities number	[ ]
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield	2.694 per cent.
Rendite	*2,694 %*

Method of calculating the yield
Berechnungsmethode der Rendite

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

❑ **Historic Interest Rates**
   Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

❏ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index   [ ]
Bezeichnung des Index

    Description of index / Details of where information   [ ]
    about index can be obtained
    Indexbeschreibung / Angaben, wo Informationen
    zum Index zu finden sind

    Description of interest rate   [ ]
    Beschreibung des Zinssatzes

    Other equivalent information regarding the underlying   [ ]
    (including, in the case of a basket of underlyings, a disclosure
    of the relevant weightings of each underlying in the basket)
    Sonstige gleichwertigen Informationen bezüglich des Basiswertes
    (einschließlich, im Falle eines Korbs von Basiswerten,
    die Angabe der entsprechenden Gewichtungen jedes einzelnen
    Basiswertes im Korb)

    Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
    Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind


Not Applicable
Nicht anwendbar


    Market disruption or settlement disruption events that may affect the underlying
    Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen


Not Applicable
Nicht anwendbar


    Adjustment rules with relation to events concerning the underlying
    Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen


Not Applicable
Nicht anwendbar


❏ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage


[specify details here]
[Einzelheiten hier angeben]


Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
   Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)   [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject   Not Applicable
Bedingungen, denen das Angebot unterliegt   Nicht anwendbar

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒   Non-syndicated
    Nicht syndiziert

❑   Syndicated
    Syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)   DZ BANK AG Deutsche Zentral-
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)   Genossenschaftsbank,
                                                                      Frankfurt am Main
                                                                      Platz der Republik
                                                                      60265 Frankfurt am Main

☒   firm commitment
    feste Zusage

❑   no firm commitment/best efforts arrangements
    keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)   [ ]
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)   [ ]
Verkaufsprovision (angeben)

Other (specify)   [ ]
Andere (angeben)

Stabilising Dealer/Manager   **None**
Kursstabilisierender Dealer/Manager   ***keiner***

Subscription Agreement   [ ]
Übernahmevertrag

- Date of subscription agreement   [ ]
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s)   Yes
Börsenzulassung(en)   *Ja*

❑ Luxembourg
   Luxemburg

   ❑ Regulated Market "*Bourse de Luxembourg*"

   ❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)   [ ]
   sonstige (Einzelheiten einfügen)

Date of admission   [ ]
Termin der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑   Luxembourg (Bourse de Luxembourg)
    Luxemburg (Bourse de Luxembourg)

❑   Düsseldorf

❑   Other (insert details)   [ ]
    Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
  Nicht anwendbar

Rating   applied for
Rating   *beantragt*

Other relevant terms and conditions (specify)   [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 10 January 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 10. Januar 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

Flick   Henneböhl



The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).


5 January 2006
5. Januar 2006



Final Terms
Endgültige Bedingungen

EUR 40,000,000 Callable Fixed Rate Public-Sector Pfandbriefe of 2006/2010

issued pursuant to the

EUR 40.000.000 kündbare festverzinsliche Öffentliche Pfandbriefe von 2006/2010
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 6 January 2006
Valutierungstag: 6. Januar 2006

Series No: HBE0FR
Serien Nr.: HBE0FR


These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "Prospectus") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „Prospekt") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency	
Festgelegte Währung	Euro („EUR")
Aggregate Principal Amount	
Gesamtnennbetrag	EUR 40.000.000
Specified Denomination(s)	
Festgelegte Stückelung/Stückelungen	EUR 50.000

.

Number of Notes to be issued in each Specified Denomination
Anzahl der in jeder festgelegten Stückelung auszugebenden
Schuldverschreibungen   800

Form
Form

☒   **Pfandbriefe**

    ☒   Public-Sector Pfandbriefe
         Öffentliche Pfandbriefe

☒   **TEFRA C**
    TEFRA C

    ☒   Permanent Global Note
         Dauerglobalurkunde

Definitive Notes
Einzelurkunden   *Nein*

Certain Definitions
Definitionen

Clearing System

☒   Clearstream Banking AG
    Neue Börsenstraße 1
    D-60487 Frankfurt am Main

STATUS (§ 2)
STATUS (§ 2)

INTEREST (§ 3)
ZINSEN (§ 3)

☒   **Fixed Rate Notes**
    Festverzinsliche Schuldverschreibungen
    Rate of Interest and Interest Payment Dates
    Zinssatz und Zinszahlungstage

    Interest Commencement Date
    Verzinsungsbeginn   *6. Januar 2006*

    Rate of Interest   *Vom 6. Januar 2006 (einschließlich)*
    Zinssatz   *bis zum 19. April 2006 (aus-*
                                        schließlich) 0,50 % per annum und
                                        vom 19. April 2006 (einschließlich) bis
                                        zum 19. April 2010 (ausschließlich)
                                        3,60 % per annum.

    fixed Interest Payment Date(s)
    feste(r) Zinszahlungstag(e)   *19. April in jedem Jahr*

    First Interest Payment Date
    Erster Zinszahlungstag   *19. April 2006*

    Initial Broken Amount(s) (per specified denomination)
    Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede   *EUR 70,55*
    festgelegte Stückelung)

Day Count Fraction
Zinstagequotient

☒   Actual/Actual (ICMA)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

    Relevant Financial Centre(s) (specify all)
    Relevante(s) Finanzzentren(um) (alle angeben)   *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒   **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
     Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒   Maturity Date
     Fälligkeitstag   *19. April 2010*

☒   Final Redemption Amount
     Rückzahlungsbetrag

☒   Principal amount
     Nennbetrag

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen   *Nein*

Early Redemption at the Option of the Issuer
Vorzeitige Rückzahlung nach Wahl der Emittentin   *Ja*

    Call Redemption Date(s)
    Wahlrückzahlungstag(e) (Call)   *19. April 2006*

    Call Redemption Amount(s)
    Wahlrückzahlungsbetrag/-beträge (Call)   *Gesamtnennbetrag*

    Minimum Notice to Holders
    Mindestkündigungsfrist   *2 TARGET Geschäftstage ("TARGET Geschäftstag" bezeichnet einen Tag, an dem das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickelt)*

Early Redemption at the Option of a Holder
Vorzeitige Rückzahlung nach Wahl des Gläubigers

Nein

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind*

FISCAL AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

❑   Fiscal Agent
       Emissionsstelle

☒   Additional Paying Agent(s)/specified office(s)
       Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

*Hypothekenbank in Essen
Aktiengesellschaft
Gildehofstraße 1
45127 Essen*

❑   Calculation Agent
       Berechnungsstelle

      ☒   No
          Nein

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒   Germany (Börsen-Zeitung)
       Deutschland (Börsen-Zeitung)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

    Stock Exchange
    Börse

    Internet Address
    Internetadresse

Governing Law
Anwendbares Recht

German Law
Deutsches Recht

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Nicht anwendbar

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

Keine

Reasons for the offer
Gründe für das Angebot

Nicht anwendbar

Estimated net proceeds
Geschätzter Nettobetrag der Erträge   *EUR 40.000.000*

Estimated total expenses of the issue
Geschätzte Gesamtkosten der Emission   *EUR 500*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

❑ Common Code
   Common Code   *024041522*

☒ ISIN Code
   ISIN Code   *DE000HBE0FR7*

☒ German Securities Code
   Wertpapier-Kenn-Nummer (WKN)   *HBE0FR*

Yield
Rendite

   Yield
   Rendite   *Nicht anwendbar*

   **Comprehensive explanation of how the value of the investment is affected
   by the underlying and the circumstances when risks are most evident**
   *Umfassende Erläuterung darüber, wie der Wert der Anlage
   durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,
   in denen die Risiken offensichtlich sind*

   Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Nicht anwendbar

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

Keine

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofem dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländem des Angebots.

Nicht anwendbar

Method of distribution
Vertriebsmethode

☒   Non-syndicated
       Nicht syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums
einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

Deutsche Bank AG, London Branch

1 Great Winchester Street

London EC2N 2DB

Großbritannien

☒   firm commitment
       feste Zusage

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager
Kursstabilisierender Dealer/Manager

Deutsche Bank AG, London Branch

Subscription Agreement
Übernahmevertrag

Listing(s)
Börsenzulassung(en)

Ja, wenn nicht gekündigt

☒ Düsseldorf

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
  Nicht anwendbar

Rating
Rating   *Ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 January 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. Januar 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

_____



22 December 2005
22. Dezember 2005

Final Terms
Endgültige Bedingungen

EUR 20,000,000 Fixed Rate Mortgage Pfandbriefe due 23 January 2007
issued pursuant to the

EUR 20.000.000 fest verzinsliche Hypothekenpfandbriefe fällig 23. Januar 2007
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 23 December 2005
Valutierungstag: 23. Dezember 2005

Series No: HBE0FG
Serien Nr.: HBE0FG

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the **"Prospectus"**) and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
  Nicht-konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency	Euro ("EUR")
Festgelegte Währung	*Euro ("EUR")*
Aggregate Principal Amount	EUR 20,000,000 (Twenty Million)
Gesamtnennbetrag	*EUR 20.000.000 (Zwanzig Millionen)*
Specified Denomination(s)	EUR 50.000
Festgelegte Stückelung/Stückelungen	*EUR 50,000*
Number of Notes to be issued in each Specified Denomination	400
Anzahl der in jeder festgelegten Stückelung auszugebenden	*400*
Schuldverschreibungen	

Form
Form

☒ **Pfandbriefe**

  ☒ Mortgage Pfandbriefe
    Hypothekenpfandbriefe

☒ **TEFRA C**
  TEFRA C

  ☒ Permanent Global Note
    Dauerglobalurkunde

Definitive Notes	**No**
Einzelurkunden	*Nein*

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date	23 December 2005
Verzinsungsbeginn	*23. Dezember 2005*
Rate of Interest	2.70 per cent. per annum
Zinssatz	*2,70 % per annum*
fixed Interest Payment Date	Maturity Date
feste(r) Zinszahlungstag	*Fälligkeitstag*
Coupon Amount	EUR 1,464.66 per Note in a denomination of EUR 50,000
Kuponbetrag	*EUR 1.464,66 je Schuldverschreibung im Nennbetrag von EUR 50.000*

Business Day Convention
Geschäftstagskonvention

☒ Following Business Day Convention
Folgender Geschäftstag-Konvention

Relevant Financial Centres	London and TARGET
Relevante Finanzzentren	*London und TARGET*

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all)	London and TARGET
Relevante(s) Finanzzentren(um) (alle angeben)	*London und TARGET*

4

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked,**
   Credit-linked or Structured Notes
   Schuldverschreibungen außer Raten-, Doppelwährungs-,
   Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date   23 January 2007
   Fälligkeitstag   *23. Januar 2007*

☐ Redemption Month
   Rückzahlungsmonat

☐ Final Redemption Amount
   Rückzahlungsbetrag

☐ Principal amount
   Nennbetrag

☒ Final Redemption Amount (per specified denomination)   EUR 50,000
   Rückzahlungsbetrag (für jede festgelegte Stückelung)   *EUR 50.000*

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons   **No**
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen   *Nein*

Early Redemption at the Option of the Issuer   **No**
Vorzeitige Rückzahlung nach Wahl der Emittentin   *Nein*

Early Redemption at the Option of a Holder   **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers   **Nein**

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
   Emissionsstelle

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

☒ Other (specify)   Notification to Clearing System
   Sonstige (angeben)   *Mitteilungen an das Clearing-System*

Governing Law   **German Law**
Anwendbares Recht   *Deutsches Recht*

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer	none
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind	*keine*

Estimated net proceeds — EUR 20,000,000
Geschätzter Nettobetrag der Erträge — EUR 20,000,000

Estimated total expenses of the issue — 0
Geschätzte Gesamtkosten der Emission — 0

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ ISIN Code — DE000HBE0FG0
  ISIN Code — DE000HBE0FG0

☒ German Securities Code — HBE0FG
  Wertpapier-Kenn-Nummer (WKN) — HBE0FG

Yield
Rendite

Yield — 2.69694 per cent.
Rendite — 2,69694 %

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
  Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
  TEFRA C

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Placing and Underwriting
Platzierung und Übernahme

Commerzbank Aktiengesellschaft
Kaiserplatz
60261 Frankfurt am Main

Method of distribution
Vertriebsmethode

☒ Non-syndicated
   Nicht syndiziert

☐ Syndicated
   Syndiziert

Listing(s)	No
Börsenzulassung(en)	*Nein*

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

22 December 2005
22. Dezember 2005


Final Terms
Endgültige Bedingungen

EUR 25,000,000 2.75 per cent. per annum Fixed Rate Mortgage Pfandbriefe
issued pursuant to the

EUR 25.000.000 2.75 % p.a. Festverzinsliche Hypothekenpfandbriefe
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.943 per cent.
Ausgabepreis: 99,943]%

Issue Date: December 23, 2005
Valutierungstag: 23. Dezember 2005

Series No: HBE0FK
Serien Nr.: HBE0FK


These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes

(the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions[1]
Form der Bedingungen

■ Long-Form
  Nicht-konsolidierte Bedingungen

❑ Integrated
  Konsolidierte Bedingungen

Language of Conditions[2]
Sprache der Bedingungen

---

[1] To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

[2] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

■ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[3]
Währung und Stückelung

Specified Currency	Euro („EUR")
Festgelegte Währung	Euro („EUR")
Aggregate Principal Amount	**EUR 25,000,000**
Gesamtnennbetrag	**EUR 25.000.000**
Specified Denomination(s)	**EUR 50,000**
Festgelegte Stückelung/Stückelungen	**EUR 50.000**
Number of Notes to be issued in each Specified Denomination	**500**
Anzahl der in jeder festgelegten Stückelung auszugebenden	**500**
Schuldverschreibungen	

Form
Form

■ **Notes**
 Schuldverschreibungen

■ **Pfandbriefe**

  ■ Mortgage Pfandbriefe
   Hypothekenpfandbriefe

  ☐ Public-Sector Pfandbriefe
   Öffentliche Pfandbriefe

☒ **TEFRA C**
 TEFRA C

  ☒ Permanent Global Note
   Dauerglobalurkunde

  ☐ Temporary Global Note exchangeable for:
   Vorläufige Globalurkunde austauschbar gegen:

    ☐ Definitive Notes
     Einzelurkunden

---

[3] The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

TEFRA D
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

❑   Permanent Global Note
      Dauerglobalurkunde

❑   Definitive Notes
      Einzelurkunden

❑   **Neither TEFRA D nor TEFRA C[4]**
     Weder TEFRA D noch TEFRA C

    ❑   Permanent Global Note
        Dauerglobalurkunde

    ❑   Temporary Global Note exchangeable for:
        Vorläufige Globalurkunde austauschbar gegen:

        ❑   Definitive Notes
             Einzelurkunden

Definitive Notes   **No**
Einzelurkunden   *Nein*

❑   Coupons
      Zinsscheine

❑   Talons
      Talons

❑   Receipts
      Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

■   Clearstream Banking AG
      Neue Börsenstraße 1
      D-60487 Frankfurt am Main

❑   Euroclear Bank S.A./N.V. (Euroclear Operator)
      1 Boulevard du Roi Albert II
      B-1210 Brussels

❑   Clearstream Banking, société anonyme
      42 Avenue JF Kennedy
      L-1855 Luxembourg

❑   Other – (specify)
      sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

---

[4]   Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
    Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

■　　Unsubordinated
　　　Nicht-nachrangig

❑　　Subordinated
　　　Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

■　　**Fixed Rate Notes**
　　　Festverzinsliche Schuldverschreibungen
　　　Rate of Interest and Interest Payment Dates
　　　Zinssatz und Zinszahlungstage

Interest Commencement Date	December 23, 2005
Verzinsungsbeginn	*23. Dezember 2005*
Rate of Interest	2.75 per cent. per annum
Zinssatz	*2,75 % per annum*
fixed Interest Payment Date(s)	February 23 in each year
feste(r) Zinszahlungstag(e)	*23. Februar in jedem Jahr*
First Interest Payment Date	February 23, 2006
Erster Zinszahlungstag	*23. Februar 2006*
Initial Broken Amount(s) (per specified denomination)	233.56
Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)	
Fixed Interest Date preceding the Maturity Date	February 23, 2006
Festzinstermin, der dem Fälligkeitstag vorangeht	*23. Februar 2006*
Final Broken Amount(s) (per specified denomination)	
Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)	

❑　　**Floating Rate Notes**　　　　　　　　　　Not Applicable
　　　Variabel verzinsliche Schuldverschreibungen　Nicht anwendbar
Minimum and Maximum Rate of Interest　　　　Not Applicable
Mindest- und Höchstzinssatz　　　　　　　Nicht anwendbar

❑　　Minimum Rate of Interest
　　　Mindestzinssatz

❑　　Maximum Rate of Interest
　　　Höchstzinssatz

❑　　**Zero Coupon Notes**　　　　　　　　　　Not Applicable
　　　Nullkupon-Schuldverschreibungen　　　Nicht anwendbar

❏ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der
Wechselkurs(e) zur Bestimmung von
Zinsbeträgen/Ausweichbestimmungen))*

Not Applicable
Nicht anwendbar

❏ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Not Applicable
Nicht anwendbar

❏ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and
adjustment rules with relation to events concerning the
underlying))
*(Einzelheiten einfügen (einschließlich des Index/der
Formel, der Grundlagen für die Berechnung der
Zinsbeträge sowie Beschreibung etwaiger Störungen
des Markets oder bei der Abrechnung, die den
Basiswert beeinflussen und Korrekturvorschriften in
Bezug auf Vorfälle, die den Basiswert beeinflussen))*

Not Applicable
Nicht anwendbar

❏ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for
calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

Not Applicable
Nicht anwendbar

❏ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back
provisions, if applicable and the relevant reference date
is not available))
*(Einzelheiten einfügen (einschließlich
Ausweichbestimmungen, wenn anwendbar und der
maßgebliche Referenzsatz nicht verfügbar ist))*

Not Applicable
Nicht anwendbar

Day Count Fraction
Zinstagequotient

■ Actual/Actual (ICMA)

❏ Actual/Actual (ISDA) (Actual/365)

❏ Actual/365 (Fixed)

❏ Actual/360

❏ 30/360 or 360/360 (Bond Basis)

❏ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

        Relevant Financial Centre(s) (specify all)   TARGET
        Relevante(s) Finanzzentren(um) (alle angeben)   *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

- ■   **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

- ■   Maturity Date   February 23, 2007
      Fälligkeitstag   *23. Februar 2007*

- ❑   Redemption Month
Rückzahlungsmonat

- ❑   Final Redemption Amount
Rückzahlungsbetrag

- ■   Principal amount
Nennbetrag

- ❑   Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

- ❑   **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

        Instalment Amount(s)
        Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons   **No**
Option zur vorzeitigen Rückzahlung aus steuerlichen   *Nein*
Gründen

Early Redemption at the Option of the Issuer   **No**
Vorzeitige Rückzahlung nach Wahl der Emittentin   *Nein*

Early Redemption at the Option of a Holder   **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers   *Nein*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENTAND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent
Emissionsstelle

❑ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

■ Calculation Agent
Berechnungsstelle

    ❑ Yes
    Ja
    ■ No
    Nein
    ❑ Required location (specify)
    Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
  London (Financial Times)

☐ Luxembourg (d'Wort)
  Luxemburg (d' Wort)

■ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)

☐ Other (specify)
  sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

 Stock Exchange
 Börse

 Internet Address
 Internetadresse

Governing Law   **German Law**
Anwendbares Recht   ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

Reasons for the offer
Gründe für das Angebot

See "Use of Proceeds" wording in the Prospectus.
Siehe „Use of Proceeds" im Prospekt.

Estimated net proceeds	EUR 25,000,000
Geschätzter Nettobetrag der Erträge	*EUR 25,000,000*
Estimated total expenses of the issue	EURO 1.000
Geschätzte Gesamtkosten der Emission	EURO 1.000

Securities Identification Numbers
Wertpapier-Kenn-Nummern

❑ Common Code
Common Code

■ ISIN Code   DE000HBE0FK2
ISIN Code   *DE000HBE0FK2*

■ German Securities Code   HBE0FK
Wertpapier-Kenn-Nummer (WKN)   *HBE0FK*

❑ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite

Yield   2.75 per cent. per annum
Rendite   *2,75 % p.a.*

Method of calculating the yield
Berechnungsmethode der Rendite

■ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

❑ **Historic Interest Rates**
Zinssätze der Vergangenheit

Not Applicable
Nicht anwendbar

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on**

Value of Investment[5]
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D[6]
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing   Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung   *Nicht anwendbar*

Conditions to which the offer is subject   Not Applicable
Bedingungen, denen das Angebot unterliegt   *Nicht anwendbar*

Placing and Underwriting[7]
Platzierung und Übernahme

Method of distribution
Vertriebsmethode

---

5   Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
    Nur bei Doppelwähruns-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

6   Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
    Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

7   Complete for all Notes.
    Für alle Schuldverschreibungen ausfüllen.

■   Non-syndicated
       Nicht syndiziert

❑   Syndicated
       Syndiziert

Date of Subscription Agreement	Not Applicable
Datum des Subscription Agreements	Nicht anwendbar

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums
einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)	WestLB AG
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)	Herzogstrasse 15
	40217 Düsseldorf

■   firm commitment
       feste Zusage

❑   no firm commitment/best efforts arrangements
       keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions	Not Applicable
Provisionen	Nicht anwendbar

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager		**None**
Kursstabilisierender Dealer/Manager	***keiner***	

Listing(s)	Yes
Börsenzulassung(en)	*Ja*

❑ Luxembourg
    Luxemburg

    ❑ Regulated Market "*Bourse de Luxembourg*"

    ❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)
    sonstige (Einzelheiten einfügen)

Date of admission	28.12.2005
Termin der Zulassung	*28.12.2005*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Rating
Rating

applied for
beantragt

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Not Applicable
Nicht anwendbar

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 23 December 2005).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 23. Dezember 2005) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

_____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

21st of December 2005
[Datum]

Final Terms
Endgültige Bedingungen

Euro 12.500.000 Floating Rate Mortgage Pfandbrief 2005/2009
issued pursuant to the

[Bezeichnung der betreffenden Serie der Schuldverschreibungen]
begeben aufgrund des

Euro 20,000,000,000
Essenhyp Debt Issuance Programme

dated 31 October 2005
datiert 31. Oktober 2005

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: **100.00** per cent.
Ausgabepreis: [ ]%

Issue Date: **22 December 2005**
Valutierungstag: [ ]

Series No: **HBE0FJ**
Serien Nr.: [ ]

These are the Final Terms of an issue of [Notes (which term, where applicable, shall include Pfandbriefe)][Participation Certificates] under the euro 20,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the [Notes][Participation Certificates] is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 31 October 2005 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von [Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein)][Genußscheinen] unter dem Euro 20.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 31. Oktober 2005 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS

I. EMISSIONSBEDINGUNGEN

[This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the [Notes][Participation Certificates] (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the [Notes][Participation Certificates] (the "Conditions").[1]

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der [Schuldverschreibungen][Genußscheinen] (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die [Schuldverschreibungen][Genußscheine] anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.]

[The Conditions applicable to the [Notes][Participation Certificates] (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the [Notes][Participation Certificates] as set out in the Prospectus dated [•] and take precedence over any conflicting provisions in these Final Terms.[2]

Die für die [Schuldverschreibungen][Genußscheine] geltenden Bedingungen (die „Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt vom 31. Oktober 2005 abgedruckten Emissionsbedingungen der [Schuldverschreibungen][Genußscheine] und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.]

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer	**Hypothekenbank in Essen**
Emittentin	**Aktiengesellschaft**

Form of Conditions[3]
Form der Bedingungen

☒ Long-Form
   Nicht-konsolidierte Bedingungen

---

[1] To be inserted in the case of Long-Form Conditions.
   Im Fall von nicht-konsolidierten Bedingungen einzufügen.

[2] To be inserted in the case of Integrated Conditions.
   Im Fall von konsolidierten Bedingungen einfügen.

[3] To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
   Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

❏   Integrated
        Konsolidierte Bedingungen

Language of Conditions[4]
Sprache der Bedingungen

❏   German only
        ausschließlich Deutsch

☒   English only
        ausschließlich Englisch

❏   English and German (English controlling)
        Englisch und Deutsch (englischer Text maßgeblich)

❏   German and English (German controlling)
        Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[5]
Währung und Stückelung

Specified Currency *Festgelegte Währung*	**EURO (EUR)**
Aggregate Principal Amount *Gesamtnennbetrag*	**EUR 12,500,000**
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	**EUR 50,000**
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden* *Schuldverschreibungen*	**250**

Form
Form

❏   **Notes**
        Schuldverschreibungen

☒   **Pfandbriefe**

---

[4]   To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft. The Conditions of Notes (including Pfandbriefe) in registered form will be either in the German or in the English language, as may be agreed with the Issuer.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

[5]   The minimum will be, if in euro, €1,000, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of €1,000 at the time of the issue.
Die Mindeststückelung beträgt €1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von €1.000 entspricht oder diesen übersteigt.

☒   Mortgage Pfandbriefe
Hypothekenpfandbriefe

❑   Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☒   **TEFRA C**
TEFRA C

    ⊠   Permanent Global Note
            Dauerglobalurkunde

    ❑   Temporary Global Note exchangeable for:
            Vorläufige Globalurkunde austauschbar gegen:

            ❑   Definitive Notes
                    Einzelurkunden

❑   **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

    ❑   Permanent Global Note
            Dauerglobalurkunde

    ❑   Definitive Notes
            Einzelurkunden

❑   **Neither TEFRA D nor TEFRA C[6]**
Weder TEFRA D noch TEFRA C

    ❑   Permanent Global Note
            Dauerglobalurkunde

    ❑   Temporary Global Note exchangeable for:
            Vorläufige Globalurkunde austauschbar gegen:

            ❑   Definitive Notes
                    Einzelurkunden

Definitive Notes	**No**
Einzelurkunden	***[Ja/Nein]***

❑   Coupons
      Zinsscheine

❑   Talons
      Talons

❑   Receipts
      Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

---

[6]   Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

❑ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

❑ Other – (specify)   [ ]
sonstige (angeben)

STATUS (§ 2)[7]
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

❑ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

❑ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date   [ ]
Verzinsungsbeginn

Rate of Interest   [ ] per cent. per annum
Zinssatz   *[ ]% per annum*

fixed Interest Payment Date(s)   [ ] in each year
feste(r) Zinszahlungstag(e)   [ ] in jedem Jahr

First Interest Payment Date   [ ]
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)   [ ]
*Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede
festgelegte Stückelung)*

Fixed Interest Date preceding the Maturity Date   [ ]
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)   [ ]
*Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede
festgelegte Stückelung)*

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

---

[7] Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

22 December 2005

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Every 14 April, July, October and January in each year

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

3 months
Except for the first long coupon and the short last coupon

Business Day Convention
Geschäftstagskonvention

☒   Modified Following Business Day Convention
         Modifizierte folgender Geschäftstag-Konvention

❑   FRN Convention (specify period(s)
         FRN Konvention (Zeitraum angeben)

[ ] [months/other specify]
[ ] [Monate/andere angeben]

❑   Following Business Day Convention
         Folgender Geschäftstag-Konvention

❑   Preceding Business Day Convention
         Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

TARGET

Rate of Interest
Zinssatz

☒   Screen Rate Determination
         Bildschirmfeststellung

     ☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
        EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Three months EUR-EURIBOR
It is an interpolation between three and four month euribor except for the first long coupon, where the rate of interest use for calculating the coupon will be 2.5178%.
For the Last Short Coupon the Rate of Interest will be two months EUR-EURIBOR.

     Screen page
     Bildschirmseite

Telerate 248

     ❑ LIBOR (London time/London Business Day London Interbank Market)
        LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

     Screen page
     Bildschirmseite

[ ]

     ❑ Other (specify)
        Sonstige (angeben)

[ ]

Screen page   [ ]
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑   ISDA Determination[8]   [specify details]
      ISDA-Feststellung   *[Details einfügen]*

❑   Other Method of Determination (insert details (including   [ ]
      Margin, Interest Determination Date, Reference Banks,
      fall-back provisions))
      Andere Methoden der Bestimmung (Einzelheiten
      angeben (einschließlich Zinsfestlegungstag, Marge,
      Referenzbanken, Ausweichbestimmungen))

Margin   0.02 per cent. per annum
Marge   *[ ] % per annum*

❑   plus
      plus

☒   minus
      minus

Interest Determination Date
Zinsfestlegungstag

☒   second Business Day prior to commencement of Interest
      Period
      zweiter Geschäftstag vor Beginn der jeweiligen
      Zinsperiode

❑   first day of each Interest Period
      erster Tag der jeweiligen Zinsperiode

❑   other (specify)   [ ]
      sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❑   Minimum Rate of Interest   [ ] per cent. per annum
      Mindestzinssatz   *[ ] % per annum*

❑   Maximum Rate of Interest   [ ] per cent. per annum
      Höchstzinssatz   *[ ] % per annum*

---

[8]   ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the
      ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
      ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine
      Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen
      beizufügen sind.

❑ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s)
or basis for calculating exchange rate(s) to determine
interest/fall-back provisions))
*(Einzelheiten einfügen (einschließlich Wechselkurs(e)
oder Grundlage für die Berechnung des/der
Wechselkurs(e) zur Bestimmung von
Zinsbeträgen/Ausweichbestimmungen))*

❑ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula,
basis for calculating interest, a description of any market
disruption or settlement disruption events and
adjustment rules with relation to events concerning the
underlying))
*(Einzelheiten einfügen (einschließlich des Index/der
Formel, der Grundlagen für die Berechnung der
Zinsbeträge sowie Beschreibung etwaiger Störungen
des Markets oder bei der Abrechnung, die den
Basiswert beeinflussen und Korrekturvorschriften in
Bezug auf Vorfälle, die den Basiswert beeinflussen))*

❑ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for
calculating interest and fall back provisions))
*(Einzelheiten einfügen (einschließlich der Grundlagen
für die Berechnung der Zinsbeträge sowie
Ausweichbestimmungen))*

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back
provisions, if applicable and the relevant reference date
is not available))
*(Einzelheiten einfügen (einschließlich
Ausweichbestimmungen, wenn anwendbar und der
maßgebliche Referenzsatz nicht verfügbar ist))*

Day Count Fraction[9]
Zinstagequotient

---

[9] Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all)   **TARGET**
Relevante(s) Finanzzentren(um) (alle angeben)

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-
linked, Credit-linked or Structured Notes**
*Schuldverschreibungen außer Raten-,
Doppelwährungs-, Indexierte-, Credit linked- oder
Strukturierte-Schuldverschreibungen*

☒ Maturity Date   **14 December 2009**
Fälligkeitstag

☒ Redemption Month   **December**
Rückzahlungsmonat

☒ Final Redemption Amount   **EUR 12,500,000**
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☒ Final Redemption Amount (per specified denomination)   **EUR 50,000**
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)   [ ]
Ratenzahlungstermin (e)

Instalment Amount(s)   [ ]
Rate(n)

9

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons *Option zur vorzeitigen Rückzahlung aus steuelichen Gründen*	**No** *[Ja/Nein]*
Early Redemption at the Option of the Issuer *Vorzeitige Rückzahlung nach Wahl der Emittentin*	**No** *[Ja/Nein]*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]
Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder[10] *Vorzeitige Rückzahlung nach Wahl des Gläubigers*	**No** *[Ja/Nein]*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*
Early Redemption Amount[11] *Vorzeitiger Rückzahlungsbetrag*	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]

---

[10]   Not to be completed for Pfandbriefe.
     Nicht auszufüllen für Pfandbriefe.
[11]   Not to be completed for Pfandbriefe.
     Nicht auszufüllen für Pfandbriefe.

**Redemption of Notes other than Zero Coupon, Fixed Rate,
Floating Rate and Instalment Notes**
*Rückzahlung von Schuldverschreibungen, die weder
Nullkupon-, festverzinsliche, variabel verzinsliche noch
Raten-Schuldverschreibungen sind*

❑ **Dual Currency Notes**   [ ]
   Doppelwährungs-Schuldverschreibungen
   (set forth details in full here (including exchange rate(s)
   or basis for calculating exchange rate(s) to determine
   principal/fall-back provisions))
   *(Einzelheiten einfügen (einschließlich Wechselkurs(e)
   oder Grundlage für die Berechnung des/der
   Wechselkurs(e) zur Bestimmung von
   Kapitalbeträgen/Ausweichbestimmungen))*

❑ **Index-linked Notes**   [ ]
   Indexierte Schuldverschreibungen
   (set forth details in full here)
   (Einzelheiten einfügen)

❑ **Credit-linked Notes**   [ ]
   Credit-linked Schuldverschreibungen
   (set forth details in full here)
   (Einzelheiten einfügen)

❑ **other structured Notes**   [ ]
   andere strukturierte Schuldverschreibungen
   (set forth details in full here)
   (Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

⊠ Fiscal Agent
   Emissionsstelle

❑ Additional Paying Agent(s)/specified office(s)   [ ]
   Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

⊠ Calculation Agent   Hypothekenbank in Essen AG
   Berechnungsstelle

   ⊠ Yes
      Ja
   ❑ No
      Nein
   ❑ Required location (specify)
      Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

❑   London (Financial Times)
London (Financial Times)

❑   Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒   Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

❑   Other (specify)   [ ]
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

    Stock Exchange   [ ]
    Börse

    Internet Address   [ ]
    Internetadresse

Governing Law   **German Law**
Anwendbares Recht   ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE

Language of Conditions [12]
Sprache der Bedingungen

❑ German only
   ausschließlich Deutsch

❑ English only
   ausschließlich Englisch

❑ English and German (English controlling)
   Englisch und Deutsch (englischer Text maßgeblich)

❑ German and English (German controlling)
   Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount   [ ]
Gesammtnennbetrag

---

[12] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genußschein maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. FallsGenußschein insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Date of general meeting   []
Datum der Hauptversammlung

Number of Participation Certificates   []
Anzahl der Stücke

Principal amount   []
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

❑   Fixed Rate Participation Certificates
    festverzinsliche Genußscheine

    Rate of interest   []
    Zinssatz

    Interest Commencement Date   []
    Verzinsungsbeginn

❑   Floating Rate Participation Certificates
    variabel verzinsliche Genußscheine

    Interest Commencement Date   []
    Verzinsungsbeginn

    Reference Dates   []
    Referenztermine

    Margin
    Marge

    Euribor Rate
        [three/six/nine/twelve month]
    Euribor-Satz
        [drei/sechs/neun/zwölf Monate]

    Screen Page
    Bildschirmseite

Distribution Date(s)   []
Ausschüttungstag(e)

First Distribution Date   []
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term   end of fiscal year []
Laufzeitende   *Ende Geschäftsjahr [ ]*

Repayment Date   []
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

❏ Distribution rate
 Ausschüttungszinssatz

❏ Other (specify) [ ]
 Sonstige (angeben)

Termination
Kündigung

Call Date [ ]
Ankündigungstermin

Date of Termination [ ]
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

❏ [Global] Mortgage Pfandbriefe
 [Global] Hypothekenpfandbriefe

❏ [Global] Public-Sector Pfandbriefe
 [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Number of Notes [ ]
Anzahl der Stücke

Currency
Währung

❏ EUR

❏ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest [ ]
Zinssatz

Interest Commencement Date [ ]
Verzinsungsbeginn

First Interest Payment Date [ ]
Erster Festzinstermin

Fixed Interest Payment Date(s) [ ]
Festzinstermin(e)

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date   [ ]
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Relevant Financial Center(s) (specify all)   [ ]
Relevante(s) Finanzzentren(um) (alle angeben)   *[ ]*

Paying Agent
Zahlstelle

❑   BNP Paribas Securities Services Luxembourg Branch

❑   Hypothekenbank in Essen AG

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

[Specific Risk Factors[13]
Spezielle Risikofaktoren]

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none

[Reasons for the offer[14]
Gründe für das Angebot

[specify details]
[Einzelheiten einfügen]

Estimated net proceeds[15] *Geschätzter Nettobetrag der Erträge*	EUR **12,495,250**
Estimated total expenses of the issue[16] *Geschätzte Gesamtkosten der Emission]*	EUR **1,000**

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒Common Code Common Code	**023963833**
☒ ISIN Code *ISIN Code*	**DE000HBE0FJ4**
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	**HBe0FJ**
❑ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	**[ ]**

Yield[17]

---

[13] Include only product specific risk factors which are not covered under „Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

[14] Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See „Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die „EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

[15] If the Notes are derivative securities (i.e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d.h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100% des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

[16] If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses of the issue where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

[17] Only applicable for Fixed Rate Notes

Rendite

Yield   [ ]
Rendite

Method of calculating the yield[18]
Berechnungsmethode der Rendite

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

❑ **Historic Interest Rates**[19]
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from **Bloomberg Page EUR003M Index HP**
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

❑   Details relating to the Performance of the [Index][Formula][other variable].[20]
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index[21]
[ ]
Bezeichnung des Index

Description of index[22] / Details of where information   [ ]
about index can be obtained[23]
*Indexbeschreibung / Angaben, wo Informationen
zum Index zu finden sind*

Description of interest rate[24]   [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying   [ ]
(including, in the case of a basket of underlyings, a disclosure

---

[18] *Nur für festverzinsliche Schuldverschreibungen anwendbar*
Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

[19] Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

[20] Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

[21] Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

[22] Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

[23] Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

[24] Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

of the relevant weightings of each underlying in the basket)[25]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes
(einschließlich, im Falle eines Korbs von Basiswerten,
die Angabe der entsprechenden Gewichtungen jedes einzelnen
Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[26]
Umfassende Erläuterung darüber, wie der Wert der Anlage
durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen,
in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying[27]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**[28]
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D

---

[25] Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

[26] Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

[27] To be completed only if applicable.
Nur falls anwendbar einzufügen.

[28] Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwähruns-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

TEFRA D

❑ Neither TEFRA C nor TEFRA D[29]
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)   [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[30]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.


none
[keine] [Einzelheiten einfügen]


Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere


none
[keine] [Einzelheiten einfügen]


TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing [31]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

[Conditions to which the offer is subject[32]
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

---

[29] Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

[30] Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

[31] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

[32] The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

Placing and Underwriting[33]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[34]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

| **Method of distribution** | [insert details] |
| *Vertriebsmethode* | *[Einzelheiten einfügen]* |

☒ Non-syndicated
  Nicht syndiziert

❑ Syndicated
  Syndiziert

---

[33] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[34] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar

Date of Subscription Agreement[35]
Datum des Subscription Agreements

Management Details including form of commitment[36]
*Einzelheiten bezüglich des Bankenkonsortiums
einschließlich der Art der Übernahme*

Dealer / Management Group (specify name and address)   **Banco Bilbao Vizcaya**
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)   **Argentaria, S.A.**
Vía de los Poblados sn
E-28033 Madrid

☒   firm commitment
feste Zusage

❏   no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[37]
Provisionen

Management/Underwriting Commission (specify)   **EUR 4.750**
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)   **None**
Verkaufsprovision (angeben)

Other (specify)   **[ ]**
Andere (angeben)

Stabilising Dealer/Manager   **None**
Kursstabilisierender Dealer/Manager   *[Einzelheiten einfügen/keiner]*

Subscription Agreement[38]   None
Übernahmevertrag

- Date of subscription agreement   [ ]
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s)   Yes
Börsenzulassung(en)   *[Ja/Nein]*

❏ Luxembourg
  Luxemburg

  ❏ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)   [ ]
  sonstige (Einzelheiten einfügen)

Date of admission[39]   **28 December 2005**
Termin der Zulassung

Estimate of the total expenses related to admission to trading[40]
Geschätzte Gesamtkosten für die Zulassung zum Handel

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[41]
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑   Luxembourg (Bourse de Luxembourg)
    Luxemburg (Bourse de Luxembourg)

❑   Düsseldorf

❑   Other (insert details)   [ ]
    Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[42]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❑ Not applicable [specify details]
   Nicht anwendbar [Einzelheiten einfügen]

Rating[43]
                                                                                     S&P: Requested
                                                                                     Fitch: Requested

Rating

Other relevant terms and conditions (specify)   [ ]
Andere relevante Bestimmungen (einfügen)

---

[39] To be completed only if known.
    Nur auszufüllen, soweit bekannt.
[40] Not required for Notes with a Specified Denomination of at least € 50,000.
    Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.
[41] In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
    Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.
[42] Not required for Notes with a Specified Denomination of at least € 50,000.
    Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.
[43] Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
    Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

[Listing:[44]

[Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Mortgage Pfandbriefe pursuant to the € 20,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft as from **22nd of December 2005 of Mortgage Pfandbriefe.**
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von [Schuldverschreibungen] [Pfandbriefen] unter dem € 20.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem [Valutierungstag der [Schuldverschreibungen] [Pfandbriefen] einfügen]) erforderlich sind.]

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

---

[44] Include only in the version of the Final Terms which is submitted to the relevant stock exchange in the case of Notes to be listed on such stock exchange.
Nur in derjenigen Fassung der Endgültigen Bedingungen einfügen, die der betreffenden Börse, bei der die Schuldverschreibungen zugelassen werden sollen, vorgelegt wird.



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With effect from September 30, 2005 Hypothekenbank in Essen AG publishes the information required in accordance with Section 28 of the German Pfandbrief Act (PfandBG). » Read more...



The English version of our Interim Report as of September 30, 2005 is now available.

△ **Download Interim Report as of September 30, 2005**

Essen Hyp´s business and earnings performance once again satisfactory at the end of the third quarter 2005.

△ Download Press Release of Hypothekenbank in Essen AG



On March 17, 2005 Hypothekenbank in Essen AG (Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein. The English version of our Annual Report 2004 is now available.

» **Annual Report 2004 (English version)**

△ **Impressions of our Annual Reception on March 17, 2005**

Keep up with the latest trends – Essen Hyp's 4th Capital Market Conference was a tremendous success

Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



The 4ᵗʰ Capital Market Conference of Hypothekenbank in Essen AG, which took place at the Messe Essen on June 15 and 16, 2005, once again was the perfect venue for international financial experts to meet up and share their views. Some 500 analysts, academics and capital market players came to Essen in order to discuss the latest trends on the capital and *Pfandbrief* markets with some 60 top-class panelists. **» Read more...**

△ Impressions of the 4th Capital Market Conference
△ Videos and Download presentations

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

▷ Annual Report 2004 (English version) pdf
▷ Press Release Annual Report 2004 (English version) pdf

▷ Annual Report 2003 (English version) pdf
▷ Press Release Annual Report 2003 (English version) pdf

▷ Annual Report 2002 (English version) pdf
▷ Press Release Annual Report (English version) pdf

▷ Annual Report 2001 (English version) pdf
▷ Press Release Annual Report (English version) pdf

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vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook
from A- and short-term F1
from F2.
» **more (PDF)**

**Public-sector Pfandbrief
rating upgraded**
With effect from February 17,
2005 Moody´s upgraded the
rating of Essen Hyp´s public-
sector Pfandbriefe to Aaa. As
a result Essen Hyp´s public-
sector Pfandbriefe are now
rated triple A by all major
rating agencies.
» **more (PDF)**

**Economic and Interest
Rate Outlook G3**
» **more**

**Current Financial and
Economic Topics**
Germany: Job Relocation to
Eastern Europe - Much Ado
about Nothing! » **more**

**Interest Rate Forecast
Meeting**
Economists and portfolio
managers from all over
Germany participate in
these meetings and discuss
the future interest rate and
economic development.
» **more**


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Financial Reports

Financial Calendar 2006

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

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Search: » www.essenhyp.de [ ] go

vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



ESSEN HYP

Home

Investor Relations

Credit Research

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Financial Reports
Financial Calendar

» Order Service

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Finance

Company

Info Pool

Contact

Search: [   ] [go]
⊗ www.essenhyp.de

vdp-Pfandbrief Curve

Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

Order Service

These items are available:

☐ Annual Report 2004 English (Download as PDF)
☐ Annual Report 2004 German (Download as PDF)

☐ Annual Report 2003 English (Download as PDF)
☐ Annual Report 2003 German (Download as PDF)

☐ Annual Report 2002 English (Download as PDF)
☐ Annual Report 2002 German (Download as PDF)

☐ Annual Report 2001 English (Download as PDF)
☐ Annual Report 2001 German (Download as PDF)

☐ Annual Report 2000 English (Download as PDF)
☐ Annual Report 2000 German (Download as PDF)

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term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



» www.essenhyp.de

International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

Download Brochure
(PDF)
"In the Spotlight:
International Real
Estate Projects"



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

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Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure
(PDF)
"In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office
building is located on the
northern edge of the City of
London. Essen Hyp arranged
the financing of an effective
floor area totaling 42,500
sqm, with offices accounting
for 39,800 sqm of this figure.

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ESSEN HYP

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.



Download Brochure (PDF)
"In the Spotlight: International Real Estate Projects"

Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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Your Contact Partners



ESSEN HYP

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International Real Estate Finance

Contacts

▷ Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ **Thomas Link**

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ **Rainer Polenz**

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and

Your Contact Partners

Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



△ Assem El Alami

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in
Essen AG, which was founded in 1987, has become one of the leading
mortgage banks in Germany within just one decade. The bank's business
activities basically rest on two pillars: the granting of public-sector and
mortgage loans. Our mortgage lending activities range from the extension
of retail loans to finance detached or semi-detached houses or owned
flats in Germany to the financing of large commercial properties on the
domestic market, as well as abroad. To refinance these lending activities
Essen Hyp is active on the national and international capital markets. In
this context, one of our key objectives is to increase the popularity of our
most important funding instrument, the Pfandbrief, with national and
international investors. The fact that we have been awarded excellent
ratings from the three leading rating agencies is just one proof of the
quality of our work. Essen Hyp's most important shareholder is the
Commerzbank AG.

You can find more detailed information on our bank, its management and
its business activities on the following pages. Should you have any further
questions please feel free to contact us and we will be happy to provide
you with any information you require.

◊ 15 Years of Hypothekenbank in Essen AG

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vdp-Pfandbrief Curve



» more

Credit Research

Last update
December 2005

» more

Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters » more

Mortgage Pfandbrief rating
upgraded

On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.

» more

Essen Hyp rating upgraded
from A- to A

On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate

Finance

Company

» Corporate Governance Code

10 Successful Years in Retrospect

Committees

Branches & Offices

External Links

Imprint

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Contact

Search:  [   ] go

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

△ Declaration of Compliance with the German Corporate Governance Code (PDF)
△ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors   The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on May 21, 2003, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2　The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3　Co-operation between the Board of Managing Directors and the Supervisory Board

3.1　The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2　The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3　Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4　Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5　Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5   The Supervisory Board

5.1   Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3   The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4   The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.



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Figures in Euro m, year-end balance ☆)	1987	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Claims outstanding:												
Mortgage loans	108	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
Public-sector loans	603	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
Bonds and notes **)	31	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588
Other claims	0	491	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
Public-sector *Pfandbriefe*	819	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
Other bonds and notes / other liabilities	0	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855
New lending commitments:												
Mortgage loans	135	166	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956
Public-sector loans	875	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
Bonds and notes**)	31	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541

Business progress of Hypothekenbank in Essen AG - 10 Successful Years in Retrospect

Capital and reserves:

Subscribed capital and reserves***)	41	157	260	265	311	377	454	426	554	554	584	654
Profit-sharing capital	0	36	54	54	129	187	243	255	279	284	324	319
Subordinated liabilities	0	33	130	130	155	189	244	244	298	297	348	358
Balance-sheet total:	1,103	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461
Net interest and commission income:	5.0	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8

General operating expenses:

Personnel expenses	0.8	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
Other administrative expenses	0.7	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
Operating result:	5.1	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
Net income for the year:	3.1	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0
Allocation to revenue reserves:	3.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0	0.0
Total distribution:	0.0	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2	91.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

Business progress of Hypothekenbank in Essen AG - 10 Successful Years in Retrospect



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Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Renate Krümmer
Executive Vice President
Group Strategy and Controlling, Commerzbank AG, Frankfurt/Main

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vdp-Pfandbrief Curve



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Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004);
Member of the Central Advisory
Board, Commerzbank AG ,
Frankfurt/Main

Harold Hörauf
Member of the Supervisory Board
HSBC Trinkaus & Burkhardt KGaA,
Düsseldorf

Prof. em. Dr. Paul Klemmer,
President of the Verband für
Wohnungswesen, Städtebau und
Raumordnung e.V., Berlin
† July 26, 2005

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG,
Essen

Dr. Udo Scheffel
Chairman of the Management
Board of the Bayerische
Bau und Immobilien GmbH & Co.
KG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing
Directors, Hochtief Construction
AG, Essen

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Uwe Kruschinski
Member of the Board of Managing
Directors, Bankgesellschaft Berlin
AG,
Berlin

Klaus Pohl
General Manager of the
Treuhandstelle für
Wohnungsunternehmen in Bayern
GmbH, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

term A with with stable outlook
from A- and short-term F1
from F2.
» more (PDF)

**Public-sector Pfandbrief
rating upgraded**
With effect from February 17,
2005 Moody´s upgraded the
rating of Essen Hyp´s public-
sector Pfandbriefe to Aaa. As
a result Essen Hyp´s public-
sector Pfandbriefe are now
rated triple A by all major
rating agencies.
» more (PDF)

**Economic and Interest
Rate Outlook G3**
» more

**Current Financial and
Economic Topics**
Germany: Job Relocation to
Eastern Europe - Much Ado
about Nothing! » more

**Interest Rate Forecast
Meeting**
Economists and portfolio
managers from all over
Germany participate in
these meetings and discuss
the future interest rate and
economic development.
» more

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ESSEN HYP

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Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Registered under
HRB Essen No. 7083

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: 00 44 20 72 83 31 42
Fax: 00 44 20 72 83 26 49

» www.essenhyp.de
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vdp-Pfandbrief Curve

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Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

london@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



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△ Commerzbank - Our Major Shareholder
△ vdp - Verband deutscher Pfandbriefbanken
(Association of German Pfandbrief Banks)

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» www.essenhyp.de

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more



Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner

We have tasked Eurohypo AG, Rheinstr.3, 65425 Rüsselsheim/Germany, with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

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term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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Search: » www.essenhyp.de go

vdp-Pfandbrief Curve




» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

ttp://www.essenhyp.com/en/infopool/index.php

17.01.2006

term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more



ESSEN HYP

Home

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Finance

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» Downloads

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» www.essenhyp.de

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Downloads

These items are available:

⊕ Interim Report as of September 30, 2005 (pdf)

⊕ Annual Report 2004 (pdf)
⊕ In the Spotlight: International Real Estate Projects (pdf)
⊕ Annual Report 2003 (pdf)
⊕ Press Release Annual Report 2003 (pdf)
⊕ Annual Report 2002 (pdf)
⊕ Press Release Annual Report (pdf)
⊕ Annual Report 2001 (pdf)
⊕ Press Release Annual Report (pdf)

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Downloads

term A with stable outlook from A- and short-term F1 from F2.

» **more (PDF)**

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» *more*



ESSEN HYP

Home

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Credit Research

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Financial Reports

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Finance

Company

Info Pool

Downloads

» Roadshow

Capital Market Conference

Legal Disclaimer

Press

Contact

Search: » www.essenhyp.de | go |

vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Impressions

△ 03.03.2005, Hotel Metropol, Moskau
△ 10.02.2005, Stadshuset, Stockholm
△ Impressions of our Annual Reception on March 17, 2005

△ 23.06.2004, John F. Kennedy Library, Boston
△ 21.06.2004, Mandarin Oriental, New York

△ 16.02.2004, Commerzbank-Tower, Frankfurt
△ 26.01.2004, Hotel Principe di Savoia, Milano
△ 13.01.2004, Szépművészeti Múzeumba, Budapest
△ 28.11.2003, Grand Hôtel Intercontinental, Paris
△ 27.11.2003, Victoria and Albert Museum, London
△ 21.11.2003, Fundacion Real Fábrica de Tapices, Madrid

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term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more



Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate

Finance

Company

Info Pool
Downloads
Roadshow

» Capital Market Conference

Legal Disclaimer

Press

Contact

Search: [ ] go
» www.essenhyp.de



vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief*'s position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

△ **Impressions of the 4th Capital Market Conference**
△ **Videos and Download presentations**

△ **Impressions 3rd Capital Market Conference**

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Search: [   ] go

vdp-Pfandbrief Curve



» **more**

Credit Research
Last update
December 2005
» **more**

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » **more**

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» **more**

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

Infopool

Disclaimer

Legal Information

The information and statements contained in the web sites of
Hypothekenbank in Essen AG have been carefully reviewed and/or
obtained from unchecked publicly accessible sources we believe to be
reliable. However, we have only checked the information obtained from
these sources for plausibility and not for accuracy. Despite all care,
Hypothekenbank in Essen AG does not assume any liability or guarantee
for the timeliness, completeness and accuracy of the information provided
on its web sites. The same applies to information obtained from other web
sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG
assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for
download do not include all material information that would be required for
an investment decision. They merely constitute non-binding statements
and views about markets and products believed to be correct at the time
of publication. In particular, the information does not constitute an offer in
the legal sense of the term.

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Contents and structure of the web sites of Hypothekenbank in Essen AG
are copyright protected. Any reproduction or use of information or data
content requires the prior written approval of Hypothekenbank in Essen
AG.

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Privacy statement
This privacy statement applies to **www.essenhyp.de** and
www.essenhyp.com, the web sites of Hypothekenbank in Essen AG. As

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

▣ If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

▣ If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

▣ We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
Depending on the access protocol the following information will be included in the log file:
   ○ IP address of the remote computer
   ○ date and time of the request
   ○ information submitted by the remote computer (e.g. file name)
   ○ access status of the web server (file transferred, file not found, command not processed etc.)
   ○ name of the requested file
   ○ URL from which the file was requested and/or the requested service was accessed
   ○ information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» m☺re (PDF)

Economic and Interest Rate Outlook G3
» m☺re

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » m☺re

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» m☺re

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press

Contact:
Dr. Kerstin Kipper
Tel.: +49/201/8135-626
Fax: +49/201/8135-135
E-Mail: kerstin.kipper@essenhyp.com



◊ Press Release of Hypothekenbank in Essen AG as of December 13, 2005. "Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1"

◊ Press Release "Essen Hyp captures the U.S. market with its new Pfandbrief" as of December 1, 2005

◊ Press Release "FitchRatings upgrades Essen Hyp rating from A– to A" November 3, 2005

◊ Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005

◊ Press Release "Essen Hyp's business and earnings performance once again satisfactory" concerning the Interim Report as of September 30, 2005

◊ Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)

◊ Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)

◊ Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 – PDF)

◊ Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 – PDF)

Search: [ ] go
» www.essenhyp.de

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A– to A
On November 3, 2005 FitchRatings upgraded the bank´s credit ratings to long-

▷ **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?"** (as of June 14, 2005 - PDF)

▷ **Press Release "Essen Hyp will have a closer look at public private partnership projects"** (as of June 10, 2005 - PDF)

▷ **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference"** (as of June 9, 2005 - PDF)

▷ **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East"** (as of June 8, 2005 - PDF)

▷ **Press Release "Lending business"** (as of June 01, 2005 - PDF)

▷ **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger"** (as of March 22, 2005 - PDF)

▷ **Press Release "Business results 2004"** (as of March 18, 2005 - PDF)

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow"** (as of March 7, 2005 - PDF)

▷ **Public-sector Pfandbrief rating upgraded** (as of February 17, 2005 - PDF)

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world"** (as of February 16, 2005 - PDF)

▷ **Press Release "Interest rates at an all-time low"** (as of February 9, 2005 - PDF)

▷ **Press Release "Hypothekenbank in Essen AG continues to grow"** (as of January 27, 2005 - PDF)

▷ **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed"** (as of November 11, 2004 - PDF)

▷ **Press Release of Hypothekenbank in Essen AG** concerning the Interim Report (as of September 30, 2004 - PDF)

▷ **Download picture (jpg 1.8 Mbyte)** of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors

---

term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Infopool - Press

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**Chairman of the Board of Managing Directors
Hubert Schulte-Kemper**

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

**National Real Estate
Finance Marketing**

Secretariat:
Tel.: +49 201 8135-636

**International Real Estate
Finance Marketing**

Secretariat:
Tel.: +49 201 8135-632

**Member of the Board of
Managing Directors
Michael Fröhner**

Secretariat:
Tel.: +49 201 8135-311

**Real Estate Finance
Transaction Management**

Secretariat:
Tel.: +49 201 8135-451

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

Transaction Banking

Secretariat:
Tel.: +49 201 8135-601

Search: [   ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
» more

**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

Whether criticism, suggestions, wishes or questions - there are lots of

term A with stable outlook from A- and short-term F1 from F2.
» **more (PDF)**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

reasons to send us an e-mail. Above all we welcome each response!
▷ **Contact**

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Search: [   ] go

vdp-Pfandbrief Curve

» more

Credit Research
Last update
December 2005
» more

**Essen Hyp's Chief
Economist Dirk Chlench
ranked as one of the top
forecasters** » more

**Mortgage Pfandbrief rating
upgraded**
On December 12, 2005,
Moody´s Investors Service
upgraded the rating of Essen
Hyp´s mortgage Pfandbriefe
from Aa2 to Aa1.
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**Essen Hyp rating upgraded
from A- to A**
On November 3, 2005
FitchRatings upgraded the
bank´s credit ratings to long-

term A with stable outlook from A- and short-term F1 from F2.

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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

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Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

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